SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4448
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter
Healthcare Corporation of Puerto Rico Savings and Investment Plan)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015
(847) 948-2000

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and
Investment Plan)
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Index
December 31, 2007 and 2006

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of the
Baxter Healthcare of Puerto Rico Savings and Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan) (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1 to the financial statements, the Plan has restated its previously issued financial statements for 2006.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 26, 2008

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
		(Restated)

Assets
Investments
Cash and cash equivalents	$491,679	$433,257
Common stock (including securities on loan of $744,833 in 2007 and $226,118 in 2006)	10,725,486	10,426,623
U.S. government and government agency issues (including securities on loan of $64,759 in 2007 and $51,044 in 2006)	291,918	575,184
Corporate and other obligations (including securities on loan of $152,247 in 2007 and $39,667 in 2006)	863,811	676,279
Commingled funds	10,295,256	11,095,049
Participant loans	3,287,051	3,448,538
Synthetic guaranteed investment contracts (including securities on loan of $1,390,876 in 2007 and $1,339,341 in 2006)	10,106,586	13,235,142
Collateral held on loaned securities	2,304,866	1,675,090

Total investments at fair value	38,366,653	41,565,162

Receivables
Accrued interest and dividends	46,699	—
Due from brokers for securities sold	10,579	—

Total assets	38,423,931	41,565,162

Liabilities
Accounts payable	138,034	—
Due to brokers for securities purchased	21,976	—
Refunds due to Sponsor	—	14,926
Collateral to be paid on loaned securities	2,304,866	1,675,090

Total liabilities	2,464,876	1,690,016

Net assets available for benefits, at fair value	35,959,055	39,875,146
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(197,888)	(593,924)

Net assets available for benefits	$35,761,167	$39,281,222

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2007 and 2006

	2007	2006
		(Restated)

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$2,228,951	$3,240,923
Interest and dividends	783,898	869,839
Participant loan interest	192,447	135,019

	3,205,296	4,245,781

Contributions
Sponsor	1,327,573	1,566,781
Participant	2,742,933	3,228,766

	4,070,506	4,795,547

Total additions	7,275,802	9,041,328

Deductions from net assets attributed to
Benefits paid	10,285,273	3,589,634
Administrative expenses	510,584	261,730

Total deductions	10,795,857	3,851,364

Net (decrease)/increase	(3,520,055)	5,189,964
Net assets available for benefits
Beginning of year	39,281,222	34,091,258

End of year	$35,761,167	$39,281,222

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2007 and 2006

1.	General Description of the Plan

The following brief description of Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

On December 1, 2006, the Plan’s sponsor changed from Baxter Healthcare Corporation of Puerto Rico, a subsidiary of Baxter International Inc. (“Baxter” or the “Company”), to Baxter Healthcare S.A., another subsidiary of Baxter, due to a tax reorganization. Effective January 1, 2007, the Plan changed its name from Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan to Baxter Healthcare of Puerto Rico Savings and Investment Plan.

General
The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan covers substantially all employees of Baxter Healthcare S.A. (Puerto Rico Branch), and Baxter Sales and Distribution Corporation (collectively, the “Sponsor”) who have one month of service. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On February 28, 2007, Baxter divested substantially all of the assets and liabilities of its Transfusion Therapies (TT) business to an affiliate of TPG Capital, L.P. Approximately 30% of the Plan participants were employed by TT and as any other participant of the Plan would be able to do, these participants have the option to roll over their account to another plan or leave their account in the Plan.

Contributions
Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their pre-tax monthly compensation, limited to a maximum of $8,000 a year. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation. The Company may make additional contributions in such amounts as the Company may determine.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The net income of the Plan is posted to the participant’s accounts on a daily basis.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2007 and 2006

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting%

1	20
2	40
3	60
4	80
5 or more	100
Employees are fully vested in the Company’s matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company.

Participant Loans
Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent. Principal and interest are paid through monthly payroll deductions.

Investment Options
Upon enrollment in the Plan, a participant may direct contributions into various investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Flagship Fund, International EAFE Equity Index Fund and Small Cap Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Edwards Lifesciences Common Stock Fund.

Payments of Benefits
Plan participants can not request withdrawals from the Plan unless they are at least 59½ years old or incur a financial hardship. On termination of service due to retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire vested account balance or installment payments. In the case of a participant termination because of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Restatement of Previously Issued Financial Statements
The Plan has restated its previously issued financial statements for 2006, primarily due to the improper classification of investments and investment income, and inadequate disclosures related to its securities lending program. See Note 5 for further information regarding the securities lending program. This restatement had no impact on net assets available for benefits as of December 31, 2006 or total investment income for the year ended December 31, 2006.

The following is a summary of the impact of the restatement on the previously issued financial statements.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2007 and 2006

Statement of Net Assets Available for Benefits as of December 31, 2006

	As Originally
	Reported	As Restated

Assets
Investments
Cash and cash equivalents	$7,419	$433,257
Common stock	6,456,327	10,426,623
U.S. government and government agency issues	—	575,184
Corporate and other obligations	—	676,279
Commingled funds	9,121,835	11,095,049
Registered investment companies	20,855,953	—
Participant loans	3,448,538	3,448,538
Synthetic guaranteed investment contracts	—	13,235,142
Collateral held on loaned securities	—	1,675,090

Total investments at fair value	39,890,072	41,565,162

Liabilities
Refunds due to Sponsor	14,926	14,926
Collateral to be paid on loaned securities	—	1,675,090

	14,926	1,690,016

Net assets available for benefits, at fair value	39,875,146	39,875,146
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(593,924)	(593,924)

Net assets available for benefit	$39,281,222	$39,281,222

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006

	As Originally
	Reported	As Restated

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$3,956,487	$3,240,923
Interest and dividends	289,294	869,839
Participant loan interest	—	135,019

	$4,245,781	$4,245,781

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2007 and 2006

Valuation of Investments
The valuation of Plan investments is determined as follows:

Cash and cash equivalents	Value based on cost which approximates fair value

Common stock:

Traded on national exchanges	Value based on composite pricing of all national closing sales prices on the valuation date

Traded on over-the-counter market	Value based on last reported sale price defaulting to bid quotations

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models

Commingled funds	Value based on net asset value per unit of the underlying funds

Participant loans	Value based on outstanding principal balance which approximates fair value

Synthetic guaranteed investment contracts	Value based on closing prices of the underlying securities on the valuation date

Collateral held on loaned securities	Value based on cost which approximates fair value
Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

The financial statements reflect the net appreciation or depreciation in the fair value of the Plan’s investments. This net appreciation or depreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (“GICs”) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Aegon Institutional Markets and Bank of America N.A. The portfolio of assets underlying the synthetic GICs primarily includes U.S. government and government agency issues, corporate and other bonds, and registered investment companies.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2007 and 2006

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair value of the wrapper contracts was zero at both December 31, 2007 and 2006.

Fully benefit-responsive synthetic GICs are valued at contract value, rather than fair value, for determining the net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $9,908,698 and $12,641,218 at December 31, 2007 and 2006, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 6.37% and 4.48% at December 31, 2007 and 2006, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 4.91% and 4.73%, respectively, for the years ended December 31, 2007 and 2006. Credit ratings for both issuers of the synthetic GICs at December 31, 2007 and 2006 were AA.

Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies or as the result of legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Payment of Benefits Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other Due from or due to brokers for securities sold or purchased, respectively, represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2007 and 2006

Risks and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

New Accounting Standard
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157), which clarifies the definition of fair value whenever another standard requires or permits assets or liabilities to be measured at fair value. Specifically, the standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability, and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 does not expand the use of fair value to any new circumstances, and must be applied on a prospective basis except in certain cases. The standard also requires expanded financial statement disclosures about fair value measurements, including disclosure of the methods used and the effect on earnings. Management is in the process of analyzing this new standard, which will be effective for the Plan on January 1, 2008.

3.	Administration of the Plan

Banco Popular de Puerto Rico (the “Trustee”) and State Street Bank and Trust Company (the “Custodian”) serve as trustee and custodian, respectively, for the Plan. Prior to April 1, 2007, Watson Wyatt Worldwide, Inc., served as recordkeeper for the Plan. Effective April 1, 2007, Citistreet LLC serves as recordkeeper for the Plan.

The Administrative Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2007 and 2006

4.	Investments

The following presents the Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits at December 31:

	2007	2006
		(Restated)

Baxter Common Stock, 122,759 shares and 138,029 shares at December 31, 2007 and 2006, respectively	$7,126,186	$6,403,148
S&P 500 Flagship Fund	5,438,382	6,134,465
International EAFE Equity Index Fund	3,136,743	2,987,370
Small Cap Fund	1,720,131	2,043,716
Participant Loans	3,287,051	3,448,538
Collateral held on loaned securities	2,304,866	1,675,090
Investments as of December 31, 2007 and 2006 are segregated into various investment fund options as follows:

	2007	2006
		(Restated)

Cash (available for investment)	$92,134	$—
Stable Income Fund	10,345,080	13,480,870
Baxter Common Stock Fund	7,237,639	6,403,148
Composite Fund	2,230,659	2,700,215
General Equity Fund	2,531,943	2,638,571
S&P 500 Flagship Fund	5,438,382	6,134,465
International EAFE Equity Index Fund	3,136,743	2,987,370
Edwards Lifesciences Common Stock Fund	42,025	53,179
Small Cap Fund	1,720,131	2,043,716
Loan Fund	3,287,051	3,448,538
Collateral held on loaned securities	2,304,866	1,675,090

Total investments at fair value	38,366,653	41,565,162
Adjustment from fair value to contract value for Stable Income Fund	(197,888)	(593,924)

Total investments	$38,168,765	$40,971,238

The fund amounts above include $399,545 and $433,257 of cash and cash equivalents at December 31, 2007 and 2006, respectively, which are awaiting investment in their respective portfolios. These amounts are primarily invested in the State Street Bank Short-Term Investment Fund.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2007 and 2006

During 2007 and 2006, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated/(depreciated) in value as follows:

	2007	2006
		(Restated)

Baxter common stock	$1,315,185	$1,146,685
U.S. government and government agency issues	7,003	235
Corporate and other obligations	(8,589)	5,371
Other common stock	117,557	367,852
Commingled funds	797,795	1,720,780

	$2,228,951	$3,240,923

5.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian. The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the “Borrowers”). The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities. In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

The collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as both an asset and liability, and has no effect on the net assets available for benefits of the Plan.

As of December 31, 2007 and 2006, the Plan had securities on loan with a market value of $2,352,715 and $1,656,170, respectively, with cash collateral received of $2,304,866 and $1,675,090, respectively. Cash collateral was invested in a short-term commingled investment fund (Quality D Short-Term Investment Fund) as of December 31, 2007 and 2006.

Non-cash collateral of $105,359 and $16,964 received for securities on loan at December 31, 2007 and 2006, respectively, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Custodian on behalf of the Plan. Non-cash collateral is not included with the collateral balances on the Statements of Net Assets Available for Benefits because it cannot be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $9,690 for 2007. Securities lending income is classified as interest income in the Statement of Changes in Net Assets Available for Benefits.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Notes to Financial Statements
December 31, 2007 and 2006

6.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Tax Status of the Plan

The Puerto Rico Treasury Department has determined and informed the Plan sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan sponsor has also obtained a favorable determination letter dated October 1, 2003, from the Internal Revenue Service (“IRS”) stating that the Plan is in compliance with IRS regulations. The Plan has been amended since receiving the determination letter. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable tax requirements. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Related Parties

At December 31, 2007 and 2006, the Plan held shares of common stock of Baxter, the Plan sponsor’s parent, and units of participation in certain investment funds of State Street Bank and Trust Company, the Plan’s Custodian, loans with participants, and shares of common stock and fixed income securities in various affiliates of CitiStreet LLC, the recordkeeper. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

9.	Plan Amendment

In 2007, Baxter amended the Plan in response to changes made to its Puerto Rico defined benefit pension plan. Employees hired on or after January 1, 2008 will receive a higher level of Company contributions (an additional non-matching 3% of the employee’s compensation) in the Plan but will not be eligible to participate in the pension plan. In addition, these employees will automatically have 3% of their annual salary contributed to the Plan if they do not enroll in the Plan within 60 days of their hire date. Employees hired prior to January 1, 2008 will continue in the pension plan and not be able to participate in the higher level of Company contributions in the Plan.

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

Identity of Issue		Description of Investment	Cost**	Current Value

Cash and Cash Equivalents:

*	STATE STREET BANK & TRUST CO	Short-Term Investment Fund	$—	$491,679

	Cash and cash equivalents			$491,679

Common Stock:

	ABB LTD	Common stock	$25,135	$27,944
	ABBOT LTD	Common stock	52,761	55,459
	ADOBE SYS INC	Common stock	21,735	22,031
	AES CORP	Common stock	10,503	13,048
	AIR PRODS & CHEMS INC	Common stock	26,442	30,634
	ALCOA INC	Common stock	18,744	18,572
	ALCON INC	Common stock	31,250	47,449
	ALLSTATE CORP	Common stock	8,046	7,787
	ALTRIA GROUP INC	Common stock	12,928	12,770
	ALTRIA GROUP INC	Common stock	23,424	56,058
	AMERICA MOVIL SAB DE CV	Common stock	19,054	22,423
	AMERICAN ELEC PWR INC	Common stock	8,676	9,776
	AMERICAN INTL GROUP	Common stock	47,335	42,735
	AMERICAN INTL GROUP	Common stock	8,045	6,664
	AMERISOURCEBERGEN CORP	Common stock	11,206	11,038
	AON CORP	Common stock	7,035	11,021
	APPLE INC	Common stock	37,902	118,924
	ARCELORMITTAL SA LUXEMBOURG	Common stock	15,061	27,868
	AT&T INC	Common stock	50,809	50,342
	AUTOLIV	Common stock	7,878	7,138
	BAKER HUGHES INC	Common stock	44,539	43,023
*	BANK AMER CORP	Common stock	43,849	49,356
*	BANK AMER CORP	Common stock	7,633	6,869
	BARR PAHRAMCEUTICALS	Common stock	12,453	12,469
	BARRICK GOLD CORP	Common stock	5,640	8,203
*	BAXTER INTL INC	Common stock	5,137,323	7,126,186
	BLACK & DECKER CORPORATION	Common stock	11,670	9,951
	BLACKSTON GROUP	Common stock	17,202	12,758
	BORG WARNER INC	Common stock	4,609	9,623
	BOSTON SCIENTIFIC CORP	Common stock	15,275	9,291
	BP PLC	Common stock	26,635	30,545
	BROADCOM INC	Common stock	36,044	29,082
	CAMERON INTL GROUP	Common stock	17,130	18,538

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

	CATERPILLAR INC	Common stock	10,874	10,367
	CBS CORP CLASS B	Common stock	18,141	19,332
	CELGENE CORP	Common stock	32,106	23,883
	CHEVRON CORP	Common stock	29,279	51,715
	CIGNA CORP	Common stock	8,554	13,017
	CISCO SYS INC	Common stock	75,365	77,654
*	CITIGROUP INC	Common stock	19,133	11,924
	CLOROX CO	Common stock	6,623	8,016
	CME GROUP INC	Common stock	39,822	51,008
	COLGATE PALMOLIVE INC	Common stock	33,594	36,417
	COMCAST CORP	Common stock	17,706	12,477
	CONOCOPHILLIPS	Common stock	37,270	59,897
	COVIDIEN LTD	Common stock	7,347	7,799
	CREDIT SUISSE GROUP	Common stock	10,219	9,632
	CYTEC INDS INC	Common stock	5,829	5,585
	DEERE & CO.	Common stock	31,673	45,351
	DEUTSCHE BANK AG	Common stock	10,975	10,932
	DISNEY WALT CO	Common stock	10,215	12,553
	DOW CHEM CO	Common stock	28,746	25,369
	EDWARDS LIFESCIENCES CORP	Common stock	—	41,255
	EL PASO CORP	Common stock	9,175	13,215
	EMC CORP	Common stock	17,119	13,306
	EMERSON ELEC	Common stock	20,769	24,708
	ENTEREGY COPR NEW	Common stock	5,478	12,473
	EOG RESOURCES INC	Common stock	27,378	29,051
	EXXON MOBIL	Common stock	44,024	65,649
	FEDERAL HOME LN	Common stock	29,760	16,212
	FEDERAL NATL MTG	Common stock	14,307	8,841
	FIDELITY NATL FINL	Common stock	6,054	3,335
	FLEXTRONICS INTERNATIONAL	Common stock	32,903	21,750
	FLEXTRONICS INTERNATIONAL	Common stock	12,636	12,601
	FLURO CORP NEW	Common stock	29,090	36,208
	FRANKLIN RES INC	Common stock	39,889	47,910
	GENERAL MTRS CORP	Common stock	21,030	14,565
	GENERAL ELEC CO	Common stock	25,291	28,876
	GENERAL ELEC CO	Common stock	13,968	14,415
	GENETECH INC	Common stock	20,472	19,248
	GENWORTH FINL INC	Common stock	18,790	14,861
	GILEAD SCIENCES INC	Common stock	38,421	59,677
	GOLDMAN SACHS GROUP	Common stock	6,526	13,092
	GOLDMAN SACHS GROUP INC	Common stock	13,951	15,229
	GOODYEAR TIRE AND RUBBER	Common stock	5,784	4,943
	GOOGLE INC	Common stock	66,530	127,874
	HALLIBURTON CO	Common stock	8,036	8,666
	HARTFORD FINANCIAL SVCS	Common stock	10,295	13,540

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

HB HOME	Common stock	11,778	6,253
HEWLETT PACKARD CO	Common stock	5,731	6,460
HEWLETT PACKARD INC	Common stock	55,840	68,736
HOLOGIC INC	Common stock	22,094	23,109
HONEYWELL INTL INC	Common stock	42,222	47,578
INGERSOLL RAND COMPANY	Common stock	13,398	15,472
INTEL CORP	Common stock	18,594	19,077
INTERPUBLIC GROUP COS	Common stock	14,847	9,441
INVESCO LTD	Common stock	10,645	12,982
ISTAR FINL INC	Common stock	118	119
JPMORGAN CHASE & CO	Common stock	40,670	44,414
KIMBERLY CLARK	Common stock	4,328	4,307
KINETIC CONCEPTS INC	Common stock	7,189	8,517
KOHLS CORP	Common stock	3,264	2,275
KROGER CO	Common stock	7,655	10,486
LAS VEGAS SANDS CORP	Common stock	3,609	2,944
LEHMAN BROTHERS HLDGS	Common stock	11,694	11,789
MACYS INC	Common stock	31,415	19,316
MARATHON OIL CORP	Common stock	29,312	32,815
MARSH & MCLENNAN COS	Common stock	7,085	6,676
MBIA INC	Common stock	5,857	1,574
MCDERMOTT INTL INC	Common stock	9,185	9,314
MCKESSON CORP	Common stock	16,221	18,882
MEDCO HEALTH SOLUTIONS	Common stock	31,754	39,431
METLIFE INC	Common stock	22,567	35,751
MERCK & CO INC	Common stock	9,016	15,955
MERRILL LYNCH & CO	Common stock	24,251	20,541
MGM MIRAGE INC	Common stock	14,499	14,509
MICROSOFT CORP	Common stock	30,162	30,606
MICROSOFT CORP	Common stock	7,389	9,598
MONSANTO CORP	Common stock	26,149	59,529
MORGAN STANLEY	Common stock	28,296	24,216
NEWMONT MNG CORP	Common stock	4,950	5,703
NIVIDIA CORP	Common stock	30,410	31,911
NOKIA CORP	Common stock	41,301	41,828
NOKIA CORP	Common stock	4,596	9,157
NORTHROP GRUMMAN CORP	Common stock	21,109	23,937
NYSE EURONEXT	Common stock	16,866	18,865
OFFICE DEPOT	Common stock	4,612	3,819
ORACLE CORP	Common stock	9,562	9,566
PEPISCO INC	Common stock	27,341	30,552
PFIZER INC	Common stock	68,280	61,900
PFIZER INC	Common stock	11,998	11,239
PIONEER NAT RES CO	Common stock	8,553	8,677
PROCTER & GAMBLE INC	Common stock	25,278	29,280
RENAISSANCERE HOLDINGS	Common stock	6,946	9,429
RESEARCH IN MOTION LTD	Common stock	45,482	49,451
ROYAL DUTCH SHELL	Common stock	5,083	7,009
ROYAL DUTCH SHELL PLC	Common stock	20,140	21,026

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

	SARA LEE CORP	Common stock	19,589	18,935
	SCHERING PLOUGH CORP	Common stock	13,231	12,610
	SCHLUMBERGER INC	Common stock	61,804	78,461
	SOUTHWEST AIRLS CO	Common stock	10,536	8,761
	SPECTRA ENERGY CORP	Common stock	9,596	9,944
	SPIRIT AEROSYSTEMS HLDGS	Common stock	28,932	25,503
	SPRINT NEXTEL	Common stock	22,126	15,301
	SUN MICROSYSTEMS INC	Common stock	8,703	7,146
	SUPERVALU	Common stock	9,967	9,882
	SYMANTEC CORP	Common stock	7,400	6,056
	TARGET CORP	Common stock	12,160	10,809
	TECH DATA CORP	Common stock	9,294	8,763
	TEREX CORP NEW	Common stock	11,582	9,042
	TEVA PHARMACEUTICAL	Common stock	36,469	40,884
	TEXAS INSTRS INC	Common stock	9,971	10,913
	TEXTRON INC	Common stock	28,469	30,649
	TIME WARNER INC	Common stock	13,291	12,676
	TIME WARNER INC	Common stock	11,789	12,225
*	TRAVELERS COS INC	Common stock	25,899	31,482
	TYCO ELECTRONICS	Common stock	6,669	6,539
	TYCO INTERNATIONAL LTD	Common stock	9,057	6,983
	UNILEVER N V	Common stock	4,887	7,610
	UNITED TECHNOLOGIES CORP	Common stock	18,258	18,828
	UNUM GROUP	Common stock	10,295	12,266
	VERIZON COMMUNICATIONS	Common stock	9,256	11,399
	VODAFONE GROUP PLC	Common stock	25,260	31,204
	WASHINGTON POST CO	Common stock	11,282	11,789
	WASTE MGMT INC DEL	Common stock	9,114	9,295
	WELLPOINT INC	Common stock	35,713	45,887
	WESTERN DIGITAL CORP	Common stock	5,613	7,807
	WRIGLEY WM JR CO	Common stock	27,755	27,423
	XL CAPITAL LTD	Common stock	13,239	9,126
	YUM BRANDS INC	Common stock	13,013	13,264

	Common Stock			$10,725,486

U.S Government and Government Agency Issues:

	FED HM LN PC POOL A37176	5.00001SEP35	28,083	27,776
	FED HM LN PC POOL A46049	5.00001JUL35	12,498	12,739
	FED HM LN PC POOL C48827	6.00001MAR31	428	437
	FED HM LN PC POOL G01843	6.00001JUN35	14,679	14,575
	FED HM LN PC POOL G12334	5.00001SEP21	27,994	28,502
	FEDERAL HOME LN MTG	5.00015JAN30	4,319	4,434
	FEDERAL HOME LN MTG CORP	5.00015DEC23	1,268	1,288
	FEDERAL HOME LN MTG CORP	5.00015MAR19	8,297	8,501
	FEDERAL HOME LN MTG CORP	5.00015SEP18	2,229	2,271

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

FNMA POOL 256398	6.00001SEP21	6,476	6,574
FNMA POOL 323887	6.00001DEC13	1,696	1,692
FNMA POOL 581043	6.00001MAY16	762	766
FNMA POOL 615005	6.00001DEC16	1,138	1,144
FNMA POOL 694448	5.50001APR33	11,250	11,145
FNMA POOL 725690	6.00001AUG34	7,522	7,462
FNMA POOL 735897	5.50001OCT35	18,896	19,089
FNMA POOL 745515	5.00001MAY36	9,918	10,119
FNMA POOL 748115	6.00001OCT33	2,420	2,398
FNMA POOL 815316	5.50001MAY35	11,077	10,962
FNMA POOL 821890	5.00001JUN35	6,744	6,872
FNMA POOL 822979	5.50001APR35	11,136	11,020
FNMA POOL 885504	6.00001JUN21	4,597	4,686
FNMA POOL 898832	5.50001NOV36	8,949	9,120
FNMA POOL 902793	6.50001NOV36	13,445	13,551
FNMA POOL 928075	6.00001FEB37	10,460	10,573
UNITED STATES TREAS NTS	4.62515FEB17	68	70
UNITED STATES TREAS NTS	4.87530JUN09	22,726	23,322
UNITED STATES TREAS NTS	4.62531JUL12	5,654	5,846
UNITED STATES TREAS NTS	4.00031AUG09	34,474	34,984

U.S Government and Government Agency Issues			$291,918

Corporate and Other Obligations:

AES CORP	8.00015OCT17	4,025	4,115
AES CORP	7.75015OCT15	2,012	2,042
AGILENT TECHNOLOGIES INC	6.50001NOV17	8,551	8,722
ALBERTSONS INC	6.62501JUN28	273	295
ALBERTSONS INC	7.75015JUN26	614	663
ALLTEL CORP	7.87501JUL32	5,628	4,926
ALTERNATIVE LN TR	6.50025JUN36	9,889	9,915
AMERICAN GEN FIN CORP	6.90015DEC17	16,117	16,249
AMERICAN STORES CO NEW	8.00001JUN26	254	269
ANADARKO PETE CORP	6.45015SEP36	1,083	1,093
AT&T CORP	6.50015MAR29	268	263
BANK AMER CORP	5.37511SEP12	11,747	11,958
BEAR STEARNS COML MTG SECS TR	5.33111FEB44	12,140	11,970
BEAR STEARNS COS INC	5.30030OCT15	7,478	7,067
BEAR STEARNS COS INC MED TERM	6.95010AUG12	23,436	23,656
BELL CANADA	6.10016MAR35	1,875	1,930
BELL CANADA	5.00015FEB17	1,546	1,580
BELL CDA	7.30023FEB32	1,044	1,061
BELL CDA MEDIUM TERM NTS CDS	6.55001MAY29	890	925

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

	CD	5.32211DEC49	7,415	7,370
	CD MTG TR	5.61715OCT48	13,415	13,608
	CHESAPEAKE ENERGY CORP	6.50015AUG17	189	194
	CIT GROUP INC NEW	5.60027APR11	1,243	1,227
	CIT GROUP INC NEW	5.85015SEP16	1,068	948
	CIT GROUP INC REOGANIZED	5.65013FEB17	1,049	942
	CIT GROUP INC REOGANIZED	7.62530NOV12	17,263	17,677
*	CITIGROUP	5.20511DEC49	4,584	4,564
*	CITIGROUP INC	5.00015SEP14	10,477	10,354
	CITIZENS COMMUNICATIONS CO	7.87515JAN27	3,890	3,706
	COLORADO INTST GAS CO	5.95015MAR15	261	279
	COLORADO INTST GAS CO	6.80015NOV15	207	209
	COLUMBIA HEALTHCARE CORP	7.50015DEC23	259	275
	COLUMBIA/HCA HEALTHCARE	7.58015SEP25	103	109
	COLUMBIA/HCA HEALTHCARE	7.69015JUN25	466	500
	COMCAST CORP NEW	6.45015MAR37	3,825	4,029
	COMCAST CORP NEW	6.95015AUG37	19,545	21,139
	COMMERCIAL MTG TR	5.38110MAR39	22,111	22,145
	CORNING INC	6.85001MAR29	208	213
	CORNING INC	7.25015AUG36	805	876
	COVIDIEN INTL FIN S A	6.00015OCT17	6,167	6,314
	CSC HLDGS INC	7.87515FEB18	2,061	1,944
	CSC HLDGS INC	7.62501APR11	1,156	1,137
	D R HORTON INC	5.25015FEB15	172	160
	DELHAIZE GROUP SA	6.50015JUN17	5,354	5,490
	DELTA AIR LINES INC	6.82110AUG22	6,439	6,182
	DUKE ENERGY CO	6.25015JAN12	426	424
	DYNEGY HOLDINGS INC	7.75001JUN19	511	495
	EMBARQ CORP	7.99501JUN36	11,012	11,169
	ENEL FIN INTL S A	6.25015SEP17	17,876	18,123
	EQUIFAX INC	7.00001JUL37	2,610	2,482
	ERAC USA FIN CO	6.37515OCT17	9,307	9,008
	FORD MTR CO DEL	6.50001AUG18	53	49
	FORD MTR CO DEL	6.62501OCT28	200	178
	FORD MTR CO DEL	7.45016JUL31	11,964	11,306
	FORD MTR CO DEL	7.25025OCT11	4,123	3,776
	FORD MTR CO DEL	7.00001OCT13	4,109	3,810
	FORD MTR CO DEL	8.00015DEC16	1,796	1,538
	GEN ELEC CAP CORP (CONFED)	2.96018MAY12	2,643	2,786
	GEN ELEC CP CORP	3.48508MAR12	22,883	24,258
	GENERAL MTRS ACCEP CORP	6.87515SEP11	1,075	1,033
	GENERAL MTRS ACCEP CORP	8.00001NOV31	297	281
	GENERAL MTRS ACCEP CORP	6.87528AUG12	1,414	1,304
	GENERAL MTRS ACCEP CORP	6.75001DEC14	3,165	2,878
	GEORGIA PAC CORP	7.37501DEC25	1,463	1,417
	GEORGIA PAC CORP	7.25001JUN28	2,249	2,184
	GEORGIA PAC CORP	7.75015NOV29	7,048	6,874
	GEORGIA PAC CORP	8.87515MAY31	72	65

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

GEORGIA PAC CORP	8.00015JAN24	136	125
GMAC LLC	6.00015DEC11	6,442	5,963
GMAC LLC	6.62515MAY12	1,826	1,673
GOLDMAN SACHS GROUP INC	4.75015JUL13	5,576	5,650
GOLDMAN SACHS GROUP INC	5.12515JAN15	3,680	3,690
GOLDMAN SACHS GROUP INC	5.62515JAN17	4,633	4,716
GOLDMAN SACHS GROUP INC	6.75001OCT37	3,700	3,812
GOLDMAN SACHS GROUP INC	5.15015JAN14	1,359	1,394
GREENWICH CAPITAL COMM FND	5.44410MAR39	17,511	17,494
HARRAHS OPER INC	5.7500OCT17	1,548	1,091
HCA INC FORMERLY HCA	6.50015FEB16	4,663	4,534
HOME DEPOT INC	5.78516DEC36	3,790	3,679
HOSPIRA INC	6.05030MAR17	2,277	2,292
ICICI BANK LIMITED	1.00030APR22	4,619	4,190
INCYTE CORP	3.50015FEB11	3,043	3,559
INDYMAC INDX MTG LN 2006 AR25	1.00025SEP36	1,773	1,754
INTERNATIONAL BUSINESS MACHS	4.25015SEP09	6,612	6,750
INTERNATIONAL LEASE FIN CORP	3.50001APR09	192	198
INTERNATIONAL LEASE FIN CORP	4.87501SEP10	2,590	2,607
INTL LEASE FIN CORP MTN	5.75015JUN11	1,809	1,834
INTL LEASE FIN CORP MTN	5.45024MAR11	777	784
ISTAR FINL INC	5.15001MAR12	2,092	2,029
ISTAR FINL INC	5.37515APR10	242	248
ISTAR FINL INC	5.80015MAR11	119	120
ISTAR FINL INC	5.87515MAR16	369	329
ISTAR FINL INC	5.65015SEP11	1,542	1,499
ISTAR FINL INC	5.95015OCT13	634	643
ISTAR FINL INC	5.85015MAR17	922	827
ISTAR FINL INV	5.12501APR11	121	120
J P MORGAN CHASE + CO	3.62501MAY08	2,820	2,735
JC PENNEY CORPORATION INC	6.37515OCT36	3,315	3,117
JP MORGAN CHASE	0.01001NOV12	4,309	4,223
JP MORGAN CHASE + CI	0.01001NOV12	4,537	4,617
JP MORGAN CHASE COML MTG SECS	1.00015APR45	9,483	9,910
JP MORGAN CHASE COML MTG SECS	5.42015JAN49	18,740	18,665
KRAFT FOOD INC	6.50011AUG17	4,401	4,580
KROGER CO	6.40015AUG17	2,381	2,455
KULICKE + SOFFA INDS INC	0.50030NOV08	1,407	1,519
LB UBS COML MTG TR	4.64715JUL30	6,674	6,528
LB UBS COML MTG TR	1.00015MAR39	5,190	5,290
LB UBS COML MTG TR	1.00015JUN38	1,213	1,260
LEHMAN BROS HLDGS INC	6.50019JUL17	6,652	6,787
LEHMAN BROS HLDGS INC	6.75028DEC17	3,418	3,526
LEHMAN BROS HLDGS INC	5.50004APR16	5,715	5,455
LEHMAN BROS HLDGS INC	4.80013MAR14	2,126	2,123
LEHMAN BROS HLDGS INC	6.00019JUL12	2,537	2,595

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

LEHMAN BROS HLDGS INC	6.20026SEP14	9,182	9,359
LENNAR CORP	5.50001SEP14	815	712
MANDALAY RESORT GROUP	6.37515DEC11	3,489	3,559
MERRILL LYNCH + CO INC	6.05015AUG12	2,467	2,461
MERRILL LYNCH + CO INC	6.40028AUG17	4,881	4,838
MERRILL LYNCH + CO INC	6.05016MAY16	9,770	9,425
MERRILL LYNCH MTG INVS INC	1.00025FEB35	4,701	4,795
MEXICO(UTD MEX ST)	8.00017DEC15	4,280	4,259
ML CFC COML MTG TR	1.00012MAR51	3,979	3,993
ML CFC COML MTG TR	1.00012JUN46	2,833	2,940
ML CFC COML MTG TR	1.00012FEB39	7,689	7,714
MORGAN STANLEY	5.37515OCT15	4,296	4,239
MORGAN STANLEY	4.75001APR14	3,958	3,896
MORGAN STANLEY CAP I INC	1.00025JUL35	3,033	3,095
MORGAN STANLEY CAP I INC	4.89012JUN47	9,847	9,509
MORGAN STANLEY GROUP INC	5.55027APR17	7,176	7,195
MORGAN STANLEY GROUP INC	5.75031AUG12	2,367	2,396
NEKTAR THERAPEUTICS	3.25028SEP12	2,273	1,937
NEWMONT MNG CORP	5.87501APR35	1,364	1,356
NEWS AMER INC	6.15001MAR37	10,731	10,756
OWENS CORNING NEW	7.00001DEC36	1,315	1,225
PENNY J C INC MEDIUM TERM	6.87515OCT15	1,404	1,379
PETROBRAS INTL FIN CO	5.87501MAR18	4,895	4,936
PETROPLUS FIN LTD	6.75001MAY14	1,006	937
PETROPLUS FIN LTD	7.00001MAY17	1,006	921
QWEST CORP	6.50001JUN17	16,683	16,134
RAILI TR	5.75025SEP21	10,243	10,030
RALI SER 2006 QS6 TR	6.00025JUN21	5,265	5,218
RESIDENTIAL CAP CORP	8.37530JUN15	103	81
RESIDENTIAL CAP CORP	1.00017APR13	17,447	11,221
REYNOLDS AMERN INC	7.25015JUN37	8,535	9,037
SLM COPR	5.37515MAY14	529	537
SLM CORP	5.37515JAN13	182	180
SLM CORP	5.00001OCT13	1,929	1,881
SLM CORP MEDIUM TERM NTS	5.62501AUG33	5,317	5,029
SLM CORP MTN	5.05014NOV14	1,885	1,855
SLM CORP MTN	5.00015APR15	2,929	2,975
SLM CORP MTN	5.00015JUN18	1,412	1,395
SOUTHERN NAT GAS CO	7.35015FEB31	3,031	3,292
SPRINT CAP CORP	6.87515NOV28	26,576	25,253
STANDARD CHARTERED BK	6.40026SEP17	2,945	3,069
TALISMAN ENERGY INC	5.85001FEB37	418	439
TALISMAN ENERGY INC	6.25001FEB38	1,189	1,242
TELECOM ITALIA CAP	6.37515NOV33	2,012	2,083
TELECOM ITALIA CAP	6.00030SEP34	731	783
TELECOM ITALIA CAP	7.20018JUL36	6,111	6,434
TELEFONICA EMISSIONS S A U	7.04520JUN36	11,395	12,296

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

	TELUS CORP	4.95015MAR17	3,359	3,723
	TENNESSEE GAS PIPELINE CO	7.00015OCT28	733	745
	TIME WARNER CABLE INC	6.55001MAY37	6,596	6,778
	TIME WARNER INC	6.62515MAY29	6,959	6,472
	UNITED STS STL CORP NEW	6.65001JUN37	5,478	5,026
	USG CORP	7.75015JAN18	5,420	5,403
	VALE OVERSEAS LTD	6.87521NOV36	2,262	2,307
	VALERO ENERGY CORP	6.62515JUN37	10,501	10,606
	VODAFONE GROUP	6.15027FEB37	16,641	16,693
	WACHOVIA BK NATL ASSN MEDIUM	6.60015JAN38	18,542	18,674
	WAMU MTG PASS THROUGH CTFS	1.00025AUG35	3,453	3,499
	WASHINGTON MUT INC	7.25001NOV17	4,633	4,135
	WASHINGTON MUT MTG SECS CORP	1.00025MAR35	2,278	2,322
	WELLS FARGO MTG BACKED SECS	1.00025SEP36	12,192	12,244
	WELLS FARGO MTG BKD SECS	1.00025OCT35	10,931	10,924
	WESTERN UN CO	5.93001OCT16	4,694	4,685
	XEROX CORP	6.40015MAR16	6,191	6,562

	Corporate and Other Obligations			$863,811

Synthetic Guaranteed Investment Contracts:

	Cash and Cash Equivalents

	ALLIANCE BERNSTEIN PRIME STIF	Short-Term Investment Fund	787	786
*	STATE STREET BANK & TRUST CO	Short-Term Investment Fund	39,319	39,318
*	STATE STREET BANK & TRUST CO	Short-Term Investment Fund	30,351	30,350
*	STATE STREET BANK & TRUST CO	Short-Term Investment Fund	43,735	43,734
*	STATE STREET BANK & TRUST CO	Short-Term Investment Fund	123,724	123,724
*	STATE STREET BANK & TRUST CO	Short-Term Investment Fund	52,348	52,348

				290,260

	U.S. Government and Government Agency Issues

	CREDIT SUISSE FIRST BOSTON MTG	1.000025JAN36	2,180	2,154
	FE D HM LN POOL 1N1385	1.00001DEC36	7,048	7,082
	FED HM LN PC Pool	1.0 01SEP35	10,148	10,216
	FED HM LN PC Pool	5.5 01SEP19	9,024	8,846
	FED HM LN PC POOL A34902	5.5 01MAY35	36,726	36,920
	FED HM LN PC POOL E01343	5.0 01APR18	15,364	14,915
	FED HM LN PC POOL E01377	4.5 01MAY18	29,263	27,938
	FED HM LN PC Pool E96852	4.50 01JUN13	8,368	8,548
	FED HM LN PC POOL G01843	6.0 01JUN35	45,103	44,783
	FED HM LN PC Pool G11441	4.0 01AUD13	5,172	5,337
	FED HM LN PC Pool G12021	4.50 01MAY14	12,257	12,612
	FED HM LN PC Pool G12022	4.50 01NOV13	3,277	3,365
	FED HM LN PC Pool G12024	4.50 01AUG18	17,919	18,572
	FED HM LN PC POOL G12743	5.5 01AUG22	21,237	21,448
	FED HM LN PC Pool M80770	5.0 01SEP09	19,526	19,635
	FED HM LN PC Pool M80790	4.0 01OCT09	5,999	6,026
	FED HM LN PC Pool M80817	4.0 01MAY10	13,734	13,899

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

FED HM LN PC POOL M80843	3.50001SEP10	1,364	1,388
FED HM LN PC Pool M80845	4.50 01SEP10	6,467	6,632
FED HM LN PC POOL M90952	4.00001OCT09	2,018	1,968
FED HM LN PC POOL M90954	4.00001APR09	5,217	5,119
FED HM LN PC POOL M90966	4.00001APR10	5,506	5,435
FED HM LN POOL 1N0346	1.00001DEC36	9,582	9,626
FED HM LN POOL 1N1417	1.00001FEB37	9,782	9,868
FED HM LN POOL A46675	4.50001AUG35	10,050	10,029
FED HM LN POOL A47055	4.50001SEP35	12,358	12,360
FED HM LN POOL G01953	4.50001OCT35	14,326	14,295
FED HM LN POOL G02682	7.00001FEB37	23,381	23,680
FED HM LN POOL G3205	5.50001JUL35	8,032	8,195
FEDERAL Home LN MTG	6.5 15AUG08	469	457
FEDERAL HOME LN MTG	5.0 15JUL25	19,658	19,983
FEDERAL HOME LN MTG	5.0 15SEP27	35,268	36,088
FEDERAL HOME LN MTG	5.0 15DEC27	36,035	36,918
FEDERAL HOME LN MTG	1.0 15DEC27	39,057	38,846
FEDERAL HOME LN MTG	6.0 15NOV22	1,206	1,309
FEDERAL HOME LN MTG	6.0 15FEB11	5,761	6,200
FEDERAL HOME LN MTG CORP	5.12517NOV17	83,484	85,002
FEDERAL HOME LOAD BANK	5.00017NOV17	16,631	16,893
FEDERAL NATL MTG ASSN	5.50 25SEP11	7,508	7,529
FEDERAL NATL MTG ASSN	1.0 25MAY30	61,795	61,913
FEDERAL NATL MTG ASSN	4.76825APR12	7,450	7,370
FEDERAL NATL MTG ASSN	5.13925DEC11	8,238	8,033
FEDERAL NATL MTG ASSN REMIC	5.70325MAY11	10,210	9,664
FEDERAL NATL MTG ASSN REMIC	6.08825MAY11	18,800	16,685
FHLMC TBA JAN 30	5.5 01DEC99	16,818	16,760
FINANCING CORP CPN FICO	0.01 07SEP09	35,725	42,074
FNMA POOL 125420	5.5 01MAY11	281	297
FNMA POOL 254088	5.5 01DEC16	2,439	2,520
FNMA POOL 254140	5.5 01JAN17	7,233	7,428
FNMA POOL 254503	5.00001OCT09	18,241	18,369
FNMA POOL 254548	5.50 01DEC32	25,646	25,870
FNMA POOL 254693	5.50001APR33	17,741	17,607
FNMA POOL 254722	5.5 01MAY18	15,878	15,487
FNMA POOL 254753	4.00001MAY10	6,161	6,057
FNMA POOL 254836	4.0 01JULY 10	12,481	12,701
FNMA POOL 255364	6.00001SEP34	15,773	16,075
FNMA POOL 255765	5.0 01JUL20	5,222	5,343
FNMA POOL 255770	5.5 01JUL35	12,368	12,257
FNMA POOL 256101	5.5 01FEB36	57,243	57,770
FNMA POOL 256269	5.5 01JUN36	49,010	49,966
FNMA POOL 323348	8.50001JUN12	263	267
FNMA POOL 323586	5.50 01FEB14	8,951	9,196
FNMA POOL 343347	5.5 01APR11	2,849	2,943

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

FNMA POOL 357586	4.50 01MAY11	6,940	7,086
FNMA POOL 386255	3.53001JUL10	8,491	8,718
FNMA POOL 386284	3.64001JUN10	8,142	8,277
FNMA POOL 456654	5.5 01FEB14	1,559	1,519
FNMA POOL 545696	6.0 01JUN22	13,069	12,818
FNMA POOL 545904	5.5 01SEP17	13,446	13,172
FNMA POOL 555541	1.0 01APR33	4,578	4,607
FNMA POOL 623505	6.0 01DEC11	7,292	7,128
FNMA POOL 722999	5.0 01JUL18	33,576	33,236
FNMA POOL 725027	5.00001NOV33	7,821	8,002
FNMA POOL 725423	5.50001MAY34	14,905	14,777
FNMA POOL 725424	5.50001APR34	7,812	7,754
FNMA POOL 725690	6.0 01AUG34	5,660	5,615
FNMA POOL 725946	5.50 01NOV34	88,403	88,491
FNMA POOL 725946	5.50001NOV34	20,079	20,275
FNMA POOL 735224	5.50001FEB35	38,178	37,894
FNMA POOL 735227	5. 01FEB35	5,662	5,615
FNMA POOL 735654	1.0 01OCT44	4,074	4,205
FNMA POOL 743132	5.0 01OCT18	32,344	32,025
FNMA POOL 745054	1.00001SEP35	5,293	5,480
FNMA POOL 745275	5.00001FEB36	53,170	53,769
FNMA POOL 745336	5.0 01MAR36	174,136	176,613
FNMA POOL 745569	4.0 01NOV13	9,143	9,501
FNMA POOL 759866	5.5 01FEB34	8,023	7,963
FNMA POOL 786225	5.0 01JUL19	5,401	5,416
FNMA POOL 791404	5.0 01OCT19	4,510	4,458
FNMA POOL 808277	5.5 01AUG35	7,192	7,131
FNMA POOL 815039	5.5 01MAY35	6,785	6,728
FNMA POOL 821398	5.5 01MAY35	10,042	9,954
FNMA POOL 822298	1.00001MAY36	2,571	2,608
FNMA POOL 823293	5.5 01JUL35	7,663	7,599
FNMA POOL 825308	5.5 01MAY35	7,386	7,325
FNMA POOL 825803	5.5 01SEP35	11,160	11,060
FNMA POOL 826522	5.5 01JUL35	7,779	7,715
FNMA POOL 830735	5.5 01JUL35	6,230	6,174
FNMA POOL 830763	5.5 01AUG35	6,598	6,540
FNMA POOL 830784	5.5 01AUG35	13,057	12,942
FNMA POOL 831540	6.0 01JUN36	38,410	38,985
FNMA POOL 831800	6.50001SEP36	155,043	155,860
FNMA POOL 833350	5.5 01AUG35	13,787	13,663
FNMA POOL 835164	5.5 01AUG35	13,183	13,067
FNMA POOL 835268	5.5 01AUG35	8,098	8,029
FNMA POOL 835687	5.5 01NOV34	5,295	5,251
FNMA POOL 837220	4.5 01AUG20	104,077	105,555
FNMA POOL 837589	5.5 01SEP34	7,146	7,086

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

FNMA POOL 841068	1.0 01NOV34	17,237	17,372
FNMA POOL 848647	5.5 01JAN36	32,940	33,331
FNMA POOL 871117	5.5 01DEC36	54,110	54,383
FNMA POOL 872502	1.00001JUN36	6,602	6,682
FNMA POOL 880626	5.5 01MAR36	25,051	25,213
FNMA POOL 881670	1.00001MAR36	9,409	9,598
FNMA POOL 884865	6.5 01APR36	32	33
FNMA POOL 888789	5.00001JUL36	8,633	8,858
FNMA POOL 902397	1.00001NOV36	7,590	7,673
FNMA POOL 902715	6.5 01SEP36	98	98
FNMA POOL 906576	1.00001JAN37	10,291	10,400
FNMA POOL 910333	5.5 01MAR37	4,963	5,033
FNMA POOL 920602	5.5 01APR36	101,521	103,613
FNMA POOL 920602	6.5 01NOV37	69,425	69,966
FNMA POOL 928373	4.50001MAR36	12,493	13,113
FNMA POOL 940525	6.0 01JUL37	62,366	64,398
FNMA POOL 944499	5.5 01JUL37	42,410	43,853
FNMA POOL 947624	6.0 01OCT37	27,213	27,503
FNMA POOL 950813	6.0 01OCT37	23,421	23,670
FNMA POOL255276	4.0 01JUN11	5,530	5,696
FNMA POOL45571	4.0 01JAN19	32,938	34,076
FNMA TBA JAN 30	5.0 01DEC99	32,428	32,774
FNMA TBA JAN 30	5.0 01DEC99	(132,357)	(131,097)
FNMA TBA JAN 30	5.5 01DEC99	(66,646)	(67,102)
FNMA TBA JAN 30	6.0 01DEC99	16,953	17,054
FREDDIE MAC	1.0 15DEC29	1,345	1,347
GOV NATL MTG ASSN	3.02216JAN19	3,277	3,272
GOVERNMENT NATIONAL MTGE	3.94716NOV30	20,441	20,677
GOVERNMENT NATL MTG ASSN	2.91416JUN18	2,544	2,534
GOVERNMENT NATL MTG ASSN	3.60716AUG18	1,673	1,656
GOVERNMENT NATL MTG ASSN	4.05416JUN27	5,892	6,000
GOVERNMENT NATL MTG ASSN	4.04416MAY21	3,015	2,983
GOVERNMENT NATL MTG ASSN	4.38516AUG30	5,737	5,763
GOVERNMENT NATL MTG ASSN	4.01616JUL27	3,885	3,915
GOVERNMENT NATL MTG ASSN	4.04516JUL20	8,113	8,071
GOVERNMENT NATL MTG ASSN	4.01516NOV10	6,542	6,503
GOVERNMENT NATL MTG ASSN	4.44916MAR25	10,319	10,478
GOVERNMENT NATL MTG ASSN	3.13716NOV29	4,186	4,239
GOVERNMENT NATL MTG ASSN	4.14516FEB18	9,475	9,387
GOVERNMENT NATL MTG ASSN	4.24116JUL29	6,306	6,382
GOVERNMENT NATL MTG ASSN	2.71216FEB20	6,962	6,908
GOVERNMENT NATL MTG ASSN	3.20616APR18	2,999	2,973
GOVERNMENT NATL MTG ASSN	3.11016JAN19	5,049	4,942
GOVERNMENT NATL MTG ASSN	2.94616MAR19	14,282	14,535
GOVERNMENT NATL MTG ASSN	2.82216DEC19	6,845	6,880
GOVERNMENT NATL MTG ASSN	3.08416APR22	4,987	4,958

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

GOVERNMENT NATL MTG ASSN	4.24816JUL29	9,067	9,211
GOVERNMENT NATL MTG ASSN GTD	4.27216NOV26	12,051	12,235
GOVERNMENT NATL MTG ASSN GTD	3.76016SEP28	7,237	7,377
GOVERNMENT NATL MTG ASSN GTD	4.21216JAN28	8,874	8,977
GOVERNMENT NATL MTG ASSN GTD	4.04516OCT23	1,805	1,823
GOVERNMENT NATL MTG ASSN GTD	4.20116AUG26	18,138	18,491
GOVERNMENT NATL MTG ASSN GTD	3.77216JUN25	16,766	17,184
GOVERNMENT NATL MTG ASSN GTD	4.08716AUG30	5,129	5,213
GOVERNMENT NATL MTG ASSN GTD	3.88816JUL26	10,290	10,455
GVNMT NATL MTG ASSN REMIC MTG	3.37716JAN23	1,200	1,178
SMALL BUSINESS ADMIN	7.19 01DEC19	8,919	9,413
UNITED STATES TREAS BDS	8.75 15AUG20	26,518	27,503
UNITED STATES TREAS BDS	8.75015MAY17	18,631	19,081
UNITED STATES TREAS BDS	6.25015MAY30	19,785	20,962
UNITED STATES TREAS BDS	5.00015MAY37	102,618	103,452
UNITED STATES TREAS BILLS	.01 15MAY08	—	8,296
UNITED STATES TREAS BILLS	8.875 15AUG17	11,311	11,556
UNITED STATES TREAS BILLS	8.125 15MAY21	20,320	20,769
UNITED STATES TREAS BILLS	2.375 15JAN27	3,555	3,680
UNITED STATES TREAS BILLS	4.75 15FEB37	107,412	110,745
UNITED STATES TREAS BILLS	3.875 15JAN09	4,386	4,406
UNITED STATES TREAS BILLS	4.25 15JAN10	15,324	15,579
UNITED STATES TREAS BILLS	4.25 15AUG14	19,153	19,104
UNITED STATES TREAS BILLS	2.375 15APR11	14,392	14,743
UNITED STATES TREAS BILLS	5.125 15MAY16	16,101	16,362
UNITED STATES TREAS BILLS	5.125 30JUN11	17,657	17,845
UNITED STATES TREAS BILLS	4.625 15FEB17	(16,078)	(17,560)
UNITED STATES TREAS BILLS	4.50 15MAY 17	(15,366)	(15,668)
UNITED STATES TREAS BILLS	4.75 15AUG17	(10,361)	(10,644)
UNITED STATES TREAS BILLS	4.125 31AUG12	(14,988)	(15,564)
UNITED STATES TREAS BILLS	4.25 15NOV17	(23,518)	(23,925)
UNITED STATES TREAS NTS	4.0 15NOV12	10,718	10,781
UNITED STATES TREAS NTS	4.625 15FEB17	46,546	48,466
UNITED STATES TREAS NTS	4.75 15AUG17	70,762	73,621
UNITED STATES TREAS NTS	4.87531MAY11	49,459	49,566
UNITED STATES TREAS NTS	4.25015NOV17	99,700	99,544
UNITED STATES TREAS NTS	4.62515NOV16	2,150	2,164
UNITED STATES TREAS NTS	4.62531DEC11	51,316	51,392
UNITED STATES TREAS NTS	4.87530APR12	7,599	7,749
UNITED STATES TREAS NTS	4.62531JUL12	82,501	82,450
UNITED STATES TREAS NTS	4.75015AUG17	2,378	2,395
UNITED STATES TREAS NTS	4.12531AUG12	7,039	7,263
UNITED STATES TREAS NTS	3.87531OCT12	116,394	116,799
UNITED STATES TREAS NTS	4.25015NOV17	117,767	119,641
UNITED STATES TREAS NTS	3.12530NOV09	28,277	28,333
UNITED STATES TRES BD	0.01 15FEB15	71,201	74,559
US TREASURY BDS	4.50015FEB36	15,054	14,772
US TREASURY BDS	4.50015FEB36	52,459	56,757

			3,889,579

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

	Corporate and Other Obligations

	317504LP1 OTC USD	SEP08 4.75 CALL	1,286	5,591
	9CDXIG9KL0	0.45020DEC10	63	63
	ABBOTT LABORATORIES	5.15 30NOV12 NT	14,691	15,021
	ACCREDITED MTG LN TR	1.00025APR36	735	731
	ACE INA HLDG INC	5.70015FEB17	5,119	5,077
*	AEGON FDG CORP	5.75015DEC20	8,475	8,118
	AETNA INC	7.875 01MAR11	16,796	15,915
	AGILENT TECHNOLOGIES	6.5 01NOV17	8,448	8,617
	AIG	5.85 16JAN18 TRANCHE TR	12,695	12,849
	ALLSTATE LIFE GLOBAL	4.25 10SEP08 TRANCHE SR	8,893	8,627
	ALTERNATIVE LN TR 2007	1.00025APR47	3,186	2,100
	AMERADA HESS CORP	6.65015AUG11	10,413	10,725
	AMERADA HESS CORP	6.65015AUG11	5,126	4,964
	AMERICAN EXPRESS	6.15 28AUG17	8,963	9,222
	AMERICAN EXPRESS CENTURION	5.55 17OCT12 TRANCHE TR	12,162	12,391
	AMERICAN EXPRESS CO	4.75017JUN09	2,439	2,436
	AMERICAN EXPRESS CR CORP	1.00009NOV09	3,527	3,468
	AMERICAN GEN FIN	4.875 15MAY10	4,052	4,136
	AMERICAN INTL GROUP INC	5.37518OCT11	4,544	4,607
	AMERICAN INTL GROUP INC	5.05001OCT15	4,904	4,866
	AMERICREDIT AUTOMOBILE	3.43 06JUL11	7,665	7,598
	AMERICREDIT AUTOMOBILE	5.66 06JAN11	15,789	15,812
	AMERICREDIT PRIME AUTOMOBILE	5.35009SEP13	1,763	1,765
	AMERICREDIT PRIME AUTOMOBILE	5.43008JUL11	1,931	1,911
	AMERIPRISE FINL INC	5.65015NOV15	1,494	1,503
	AMGEN INC	4.00 18NOV09 SR NT	10,058	10,004
	AMVESCAP PLC	5.37515DEC14	2,561	2,440
	ANHEUSER BUSCH COS INC	5.50 15JAN18 NT	4,015	4,115
	AOL TIME WARNER INC	6.75015APR11	10,231	9,622
	ARDEN RLTY LTD PARTNERSHIP	5.20001SEP11	4,363	4,490
	ASTRAZENECA	5.40 15SEP12	14,501	15,021
	AT + T CORP	7.30015NOV11	8,065	8,190
	AT + T INC	1.00015MAY08	3,359	3,356
	AT + T WIRELESS SVCS INC	8.75001MAR31	3,582	3,809
	AT&T INC	4.95 15JAN13 GLOBAL NT	12,167	12,242
	AT+T WIRELESS SVCS INC	7.87501MAR11	3,145	3,274
	AVALONBAY CMNTYS INC	6.62515SEP11	4,239	4,298
	AVALONBAY CMNTYS INC	5.50015JAN12	5,313	5,281
	BA CR CARD	5.59 17NOV14 2007 8 NT	10,288	10,383
	BA CR CARD TR	1.00015JUN14	19,820	18,270
	BALL CORP	6.87515DEC12	1,359	1,364
*	BANC AMER COML MTG	5.334 10SEP45	11,310	11,323
*	BANC AMER COML MTG INC	4.16110DEC42	9,453	9,335
*	BANC AMER COML MTG INC	5.78711MAY35	5,876	5,994
*	BANC AMER COML MTG INC	4.12810JUL42	7,259	7,164

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

*	BANC AMER COML MTG INC	4.24710JUL43	7,411	7,401
*	BANC AMER COML MTG TR	5.49210FEB51	10,809	10,809
*	BANK AMER CORP	5.49 15MAR19 SUB NT 144A	9,513	9,630
*	BANK AMER CORP	5.375 11SEP12 SR NT FD	6,283	6,416
*	BANK AMER CORP	5.75 01DEC17 SR NT	4,587	4,630
*	BANK AMER CORP	4.50001AUG10	10,986	11,007
*	BANK AMER FDG CORP	2005 PASS THRU CTF 1.0 25MAY35	7,130	7,090
	BANK NEW YORK INC	4.95 01NOV12 TRANCHE TR	14,225	14,277
	BANK ONE TEX	6.25 15FEB08 TRANCHE SB	9,767	9,670
	BARCLAYS BK PLC	5.45 12SEP12	15,089	15,481
*	BAXTER FINCO BV	4.75015OCT10	2,367	2,364
	BAYVIEW FINL SECS CO LLC	1.00028DEC35	7,810	7,708
	BAYVIEW FINL SECS CO LLC	5.20828APR39	7,558	7,570
	BEAR STEARNS	5.53312OCT41	3,462	3,480
	BEAR STEARNS ALT A TR	1.00025FEB36	8,663	8,384
	BEAR STEARNS ALT A TR	1.00025MAY36	3,949	3,834
	BEAR STEARNS ALT A TR	1.00025JAN47	5,239	5,144
	BEAR STEARNS ARM	2003 PASSTHRU 1.0 25AUG33	6,211	6,258
	BEAR STEARNS ARM	SER 2005 1.0 25OCT35	7,815	7,808
	BEAR STEARNS COML MTG SECS	4.24013AUG39	7,347	7,242
	BEAR STEARNS COML MTG SECS	1.00012OCT42	10,555	10,511
	BEAR STEARNS COML MTG SECS	1.00011SEP38	3,800	3,871
	BEAR STEARNS COML MTG SECS	5.51811SEP41	2,195	2,186
	BEAR STEARNS COML MTG SECS TR	1.00011SEP38	4,304	4,424
	BEAR STEARNS COMMERCIAL MTG	5.17101DEC38	9,795	9,674
	BEAR STEARNS COS	5.35 01FEB12	17,552	17,095
	BEAR STEARNS COS INC	3.25025MAR09	10,459	10,572
	BEAR STEARNS COS INC	5.50015AUG11	8,365	8,292
	BEAR STERNS COS INC	7.62507DEC09	5,453	5,439
	BEAR STERNS COS INC	5.55022JAN17	5,280	5,043
	BERKSHIRE HATHAWAY	4.125 15JAN10 GTD SR NT	9,414	9,524
	BERKSHIRE HATHAWAY FIN CORP	4.20015DEC10	4,620	4,643
	BMW VEH OWNER TR	4.28 25FEB10 2005 ASSET BKD	3,334	3,328
	BOEING CAP CORP	7.37527SEP10	7,874	7,393
	BOEING CO	5.125 15FEB13 NT	7,561	7,808
	BOSTON PPTYS LTD PARTNERSHIP	6.25015JAN13	5,245	5,061
	BOSTON PPTYS LTD PARTNERSHIP	5.00001JUN15	2,765	2,645
	BOSTON PPTYS LTD PATNERSHIP	5.62515APR15	2,181	2,112
	BRAZIL FEDERATIVE REP	8.25020JAN34	27,742	28,578
	BRITISH SKY BROADCASTING GROUP	6.87523FEB09	3,421	3,339
	BRITISH SKY BROADCASTING GROUP	8.20015JUL09	18,023	15,815
	BRITISH TELECOMMUNICATIONS	1.00 15DEC10 NT	11,623	11,520
	BRITISH TELECOMMUNICATIONS	1.00015DEC10	2,864	2,673
	BSKYB FIN U K PLC	5.62515OCT15	4,409	4,379
	BUNGE LTD FIN CORP	5.10015AUG15	2,149	2,211
	C BASS SER 2006 CB2 TR	1.00025DEC36	353	352

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

	C BASS TR	1.00025NOV35	2,649	2,632
	C10 CAPITAL SPV LIMITED	DEBS 2006 1.0 18DEC49	4,904	4,659
	CADBURY SCHWEPPES US FINANCE	5.12501OCT13	5,295	5,456
	CAPCO AMER SECURIZATION	6.26015OCT30	13,477	12,806
	CAPITAL AUTO MULTI ASSET EXECUT	4.40 15AUG11 2005 8 NT CL	7,893	7,893
	CAPITAL AUTO MULTI ASSET EXECUT	5.75 15JUL20 SER 2007	11,754	12,016
	CAPITAL AUTO REC	5.23 15FEB09 2006 ASSET BKD	2,855	2,855
	CAPITAL AUTO REC TR	5.39 15FEB14 NT CL	9,907	10,058
	CAPITAL AUTO RECEIVABLES	3.58 15JAN09	6,767	6,762
	CAPITAL AUTO RECEIVABLES	3.75 15JUL09	1,595	1,589
	CAPITAL AUTO RECEIVABLES ASST	5.30 15MAY14 2007 4 ASSET BKD	5,039	5,099
	CAPITAL ONE PRIME AUTO RECEIV	4.32015AUG09	2,259	2,259
	CAPITAL ONE AUTO FIN TR	5.13016APR12	9,573	9,562
	CAPITAL ONE BK	5.125 15FEB14	11,248	10,950
	CAPITAL ONE BK	5.00015JUN09	5,082	5,076
	CAPITAL ONE FINL CORP	5.55001JUN15	925	914
	CAPITAL ONE FINL CORP	6.75015SEP17	1,050	1,047
	CAPITAL ONE FINL CORP	1.00010SEP09	9,683	9,128
	CAPMARK FINL GROUP INC	5.87510MAY12	9,822	7,778
	CAROLINA PWR & LT	6.5 15JUL12	19,475	18,592
	CAROLINA PWR + LT CO	6.50015JUL12	3,513	3,665
	CARRINGTON MTG LN TR	1.00025MAY36	1,077	1,070
	CASE NEW HOLLAND INC	7.12501MAR14	3,447	3,351
	CATERPILLAR FINL SVCS	4.85 07DEC12 TRANCHE TR	5,036	5,048
	CATERPILLAR FINL SVCS	4.85 07DEC12	10,240	10,264
	CATERPILLAR FINL SVCS CORP	4.50015JUN09	2,858	2,856
	CATERPILLAR FINL TR	5.57 25MAY10 SER 2006	8,897	8,936
	CENTAX HOME EQUITY LN TR	1.00025JUN36	382	380
	CHASE ISSUANCE TR	4.65 17DEC12 2005 10 NT	11,047	11,306
	CHASE ISSUANCE TR	4.96 17SEP12 2007 15 NT	13,436	13,655
	CHASEFLEX TRUST	1.00025SEP46	1,759	1,766
	CHESAPEAKE ENGERYCORP	7.50015JUN14	1,053	1,025
	CHEVY CHASE BK FSB	6.87501DEC13	3,412	3,200
	CHUBB CORP	5.47216AUG08	9,646	9,670
	CIT GROUP INC	5.65 13FEB17	16,070	14,376
	CIT GROUP INC	5.85 15SEP16	1,421	1,260
	CIT GROUP INC NEW	5.85015SEP16	5,000	4,597
	CIT GROUP INC REORGANIZED	5.65013MAR17	5,300	4,939
*	CITIBANK CR CARD ISSUANCE TR	4.75 22OCT12 2005 A7 NT	5,054	5,196
*	CITIBANK CR CARD ISSUANCE TR	5.45 10MAY13 SER 2006	5,050	5,205
*	CITIBANK CR CARD ISSUANCE TR	5.50 22JUN12 SERIES 2007	10,140	10,357
*	CITIBANK CR CARD ISSUANCE TR	5.65 20SEP19 SER 2007	9,186	9,292
*	CITIBANK CR CARD ISSUANCE TR	1.00009JAN12	20,076	19,275
*	CITICORP RESIDENTIAL MRG TR	1.00025JUN37	1,603	312
*	CITIFINANCIAL MTG SECS INC	3.36025JAN33	2,161	2,137
*	CITIGROUP CAP	1.0 21DEC77	5,027	5,262

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

*	CITIGROUP COML MTG TR	1.00015APR40	11,143	11,369
*	CITIGROUP INC	6.125 21NOV17 GLOBAL SR	8,446	8,713
*	CITIGROUP INC	6.125 21NOV17	25,087	25,880
*	CITIGROUP INC	5.3 17OCT12	17,379	17,611
*	CITIGROUP INC	6.50018JAN11	10,925	10,962
*	CITIGROUP INC	4.62503AUG10	5,038	5,011
*	CITIGROUP INC	5.30017OCT12	13,915	14,123
*	CITIGROUP MTG LN TR	1.00025MAY35	9,481	9,577
*	CITIGROUP MTG LN TR	1.00025MAY36	11,123	11,139
*	CITIGROUP MTG LN TR	1.00025AUG35	8,818	8,170
*	CITIGROUP MTG LN TR	1.00001MAR36	21	21
*	CITIGROUP MTG LN TR 2007 AMC4	1.00025MAY37	5,291	4,458
*	CITIGROUP RESIDENTIAL MTG TR	1.00025SEP36	20,995	20,700
*	CITIGROUP RESIDENTIAL MTG TR	1.00025JUN37	9,725	9,645
*	CITIGROUP/DEUTSCHE BANK	5.408 15JAN46	7,849	7,869
*	CITIGROUP/DEUTSCHE BANK	5.40815JAN46	3,376	3,385
	CITY NATL CORP	5.12515FEB13	4,088	4,107
	CLEVELAND ELEC ILLUM CO	5.70001APR17	6,708	6,561
	CLOROX	5.95 15OCT17 SR NT	8,076	7,948
	CNH EQUIP TR 2007	5.46 15JUN10	20,071	20,166
	CNH EQUIP TR 2007 C	5.42 17MAR14 NT CL	5,962	6,108
	CNH EQUIPTR 2007 B	5.40 17OCT11 NT CL	7,306	7,434
	COCA COLA	5.35 15NOV17	6,289	6,453
	COCA COLA ENTERPRISES	8.50001FEB22	2,385	2,633
	COLONIAL BK MONTGOMERY AL	8..00015MAR09	1,517	1,475
	COLONIAL BK NATL ASSN	6.37501DEC15	4,701	4,565
	COLONIAL RLTY LTD	4.75 01FEB10	3,359	3,280
	COMCAST CABLE COMM INC	6.87515JUN09	4,477	4,233
	COMCAST CORP NEW	5.85 15NOV15	15,885	15,902
	COMCAST CORP NEW	6.30 15NOV17	10,808	11,240
	COMCAST CORP NEW	5.50015MAR11	2,675	2,713
	COMCAST CORP NEW	6.50015JAN17	4,453	4,378
	COMCAST NEW	6.30 15NOV 17 NT	5,027	5,228
	COMEO TRANSITIONAL	5.74 25DEC10 SER 1998	8,460	7,758
	COMMERCIAL MTG ASSET TR	1.00017NOV32	4,236	4,253
	COMMERCIAL NET LEASE RLTY INC	6.15015DEC15	3,016	3,021
	COMMONWEALTH EDISON CO	4.74015AUG10	7,883	7,887
	COMPASS BK BIRMINGHAM AL	5.50001APR20	7,155	6,874
	CONAGRA INC	7.87515SEP10	2,059	1,947
	CONNECTICUT LT + PWR CO	5.37501MAR17	9,128	8,884
	CONOCO FDG CO	6.35015OCT11	13,928	13,291
	CONOCOPHILIPS AUSTRALIA	5.50 15APR13 GTD NT	8,045	8,258
	CONOCOPHILLIPS CDA FDG CO I	5.62515OCT16	12,596	12,988
	CONSOLIDATED EDISON CO NY INC	5.30001DEC16	13,399	13,218
	CONSUMERS ENERGY CO	5.37515APR13	5,536	5,193
	COORS BREWING CO	6.37515MAY12	563	573
	CORNING INC	6.2 15MAR16	2,909	2,942
	COUNTRYWIDE ALTERNATIVE LN TR	2007 HY 4 MTG PASS 1.0 25JUN47	9,280	9,167

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

COUNTRYWIDE CORP MTN	5.80007JUN12	4,862	3,558
COUNTRYWIDE FDG CORP MTN	3.25021MAY08	4,916	4,629
COUNTRYWIDE FINL CORP	6.25015MAY16	3,131	1,837
COUNTRYWIDE FINL CORP	5.80007JUN12	2,801	2,209
COUNTRYWIDE HOME LNS INC	4.00022MAR11	5,787	4,208
COVENTRY HEALTH CARE INC	5.87515JAN12	2,235	2,220
COVENTRY HEALTH CARE INC	5.95015MAR17	2,678	2,635
COX COMMUNICATIONS INC	5.45 15DEC14	22,759	23,046
CREDIT SUIS USA	5.50016AUG11	11,629	11,995
CREDIT SUISSE COML MTG TR	1.00015JUN38	3,943	4,101
CREDIT SUISSE COML MTG TR	5.46715SEP39	12,829	12,865
CREDIT SUISSE FIRST BOSTON	6.38 18DEC35 SER 2001	14,372	14,458
CREDIT SUISSE FIRST BOSTON	6.30 15NOV30	2,832	2,806
CREDIT SUISSE FIRST BOSTON	4.12515JAN10	10,588	10,866
CREDIT SUISSE FIRST BOSTON MTG	3.86115MAR36	4,489	4,428
CREDIT SUISSE FIRST BOSTON MTG	1.00015JAN37	5,030	5,313
CREDIT SUISSE FIRST BOSTON MTG	1.00025AUG32	1,702	1,614
CSMC MTG BACKED TR	1.00025JAN37	6,551	6,066
CSX CORP	6.75 15MAR11	11,355	11,280
CSX CORP	6.25015OCT08	2,368	2,372
CVS CAREMARK	5.75 01JUN17	11,071	11,326
CVS CORP	4.00015SEP09	2,597	2,555
CVS CORP	5.75015AUG11	2,347	2,409
CWABS ASSET	1.00025OCT46	8,216	7,571
CWABS INC	3.872 25MAR20	1,938	1,879
CWABS INC	4.615 25FEB35	8,398	7,432
CWALT ALTERNATIVE LN TR	1.0 25JUL21	15,954	15,884
CWALT INC	1.00025DEC35	3,522	3,387
CWHEQ HOME EQUITY LN TR	1.00025JUN35	5,393	5,265
DAIMLERCHRYSLER AUTO	3.710 08OCT09 SER 2004	6,710	6,701
DAIMLERCHRYSLER AUTO	5.28 08MAR13 2007 ASSET BKD	9,656	9,746
DAIMLERCHRYSLER NORTH AMER	4.87515JUN10	2,596	2,592
DB MASTER FIN LLC	5.77920JUN31	1,680	1,619
DEERE JOHN CAP CORP MTN BK	1.00001SEP09	4,871	4,880
DELHAIZZE GROUP SA	6.50015JUN17	1,255	1,289
DETROIT EDISON	6.19 01MAR13 SER 2001	14,092	14,200
DEUTSCHE BANK AG	5.375 12OCT12 TRANCHE TR	11,583	11,875
DEUTSCHE BK FINL INC	7.50025APR09	5,396	5,395
DEUTSCHE MTG & ASSET RECEIVING	6.861 15JUN31	2,869	2,821
DEUTSCHE TELEKOM	8.00 15JUN10 GTD NT	7,178	7,173
DIAEGO FIN BV	5.50 01APR13 GTD NT	6,877	6,987
DIAGEO PLC	4.375 03MAY10 GTD NT	5,106	5,109
DISNEY WALT COMPANY	4.70 01DEC12 GLOBAL NT	10,893	10,961
DLJ COML MTG CORP	6.24012NOV31	11,948	10,808
DLJ COML MTG CORP	1.00012NOV31	4,972	4,697
DLJ MTG CORP	7.18 10NOV33	11,420	11,607
DOMINION RES INC DEL	5.70017SEP12	7,503	7,589

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

DONNELLEY R R + SONS CO	4.95001APR14	1,349	1,425
DONNELLEY R R + SONS CO	5.50015MAY15	5,408	5,576
DU PONT	5.0 15JAN13 NT	4,609	4,648
DUK CAP CORP	8.0 01OCT19	6,814	6,773
DUKE CAP LLC	5.668 15AUG14	11,152	11,267
DUKE ENERGY FIELD SVCS LLC	7.87516AUG10	1,531	1,441
DUKE RLTY CORP	5.87515AUG12	4,181	4,242
DUKE WEEKS RLTY LTD PRTNSHP	7.75015NOV09	5,409	4,852
DUKE WEEKS RLTY LTD PRTNSHP	6.95015MAR11	1,689	1,761
ECHOSTAR DBS CORP	6.62501OCT14	591	602
ECHOSTAR DBS CORP	7.12501FEB16	1,574	1,610
EDISON MISSION ENEGRY	7.00015MAY17	1,801	1,815
EL PASO CORP	7.75 15JUN10	6,859	7,015
ELELCTRONIC DATA SYS CORP NEW	6.500101AUG13	6,206	6,284
EMBARQ CORP	7.995 01JUN36	10,613	11,240
EMBARQ CORP	7.08201JUN16	8,438	8,653
EMBARQ CORP	6.73801JUN13	420	434
ENTERGY GULF STS	5.510 01OCT13 SR SECD TRANSITION BD	4,618	4,753
ENTERPRISE PRODS OPER LP	5.60015OCT14	2,252	2,179
ENTERPRISE PRODS OPER LP	5.60015OCT14	7,978	8,046
EQUIFAX INC	7.0 01JUL37	5,111	4,861
EQUITY RESIDENTIAL	5.12515MAR16	5,872	5,470
ERAC USA FIN CO	7.35 15JUN08	16,768	16,940
ERIE CNTY NY TOB ASSET SECURIT TAX	6.00001JUN28	5,325	4,720
ERP OPER CTD PARTNERSHIP	6.62515MAR12	1,455	1,308
ERP OPER CTD PARTNERSHIP	5.37501AUG16	2,006	1,901
ERP OPER CTD PARTNERSHIP	5.50001OCT12	4,344	4,329
EUROPEAN INVT BK	5.12530MAY17	5,470	5,520
EXELON CORP	6.75001MAY11	4,718	4,652
EXXON CAPITAL CORP	6.12508SEP08	7,091	6,370
FEDERAL RALTY INVT	5.4 01DEC13	10,834	10,710
FEDERAL RLTY INVT TR	5.65001JUN16	4,703	4,527
FEDERAL RLTY INVT TR	6.00015JUL12	2,097	2,155
FEDERATED RETAIL HLDGS	5.35 15MAR12	13,428	13,092
FEDERATED RETAIL HLDGS INC	5.90001DEC16	2,686	2,531
FEDERATED RETAIL HLDGS INC	5.35015MAR12	1,343	1,309
FINANCING CORP CPN FICO	0.01 11MAY13	3,055	3,890
FINANCING CORP CPN FICO	0.01 06JUN13	10,645	12,441
FIRST NLC TR	1.00025DEC35	1,136	1,133
FIRST UN CORP	6.37515JAN09	6,474	6,485
FIRSTENERGY CORP	6.45015NOV11	19,625	18,732
FISHER SCIENTIFIC INTL INC	6.75015AUG14	959	981
FISHER SCIENTIFIC INTL INC	6.12501JUL15	6,383	6,340
FORD CR AUTO	4.38 15JAN10	20,600	20,569
FORD CR AUTO OWNER TR	4.64015APR10	5,795	5,795
FORD CR AUTO OWNER TR	5.80015FEB13	1,679	1,627
FORD CREDIT AUTO	5.26 15OCT10 2006 B NT	12,763	12,781

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

FORD CREDIT AUTO	5.40 15AUG11 2007 A NT	14,275	14,446
FORTUNE BRANDS INC	5.37515JAN16	2,737	2,800
FOUR TIME SQUARE TR	7.795 15APR15 200 COML MTG	5,858	5,878
FPL GROUP CAP INC	5.62501SEP11	10,069	10,320
FRANCE TELECOM SA	8.50001MAR31	8,435	8,276
FRANKLIN RES INC	3.70 15APR08 SR NT	7,577	7,541
GANNETT CO INC	5.75001JUN11	5,470	5,628
GAZ CAPITAL SA	6.21222NOV16	10,563	10,511
GE COML MTG CORP	3.915 10NOV38 2004 C1	9,706	9,542
GE COML MTG CORP	4.68310JUL45	8,778	8,699
GENERAL ELEC CAP CORP	7.375 19JAN10 TRANCHE TR	8,256	7,566
GENERAL ELEC CAP CORP	6.125 22FEB11 TRANCHE TR	2,152	2,195
GENERAL ELEC CAP CORP	6.0 15JUN12 TRANCHE TR	11,458	11,093
GENERAL ELEC CAP CORP MTN	1.00021OCT10	10,765	10,745
GENERAL ELEC CAP CORP MTN	3.50002FEB09	5,440	5,506
GENERAL MILLS	5.65 10SEP12	5,589	5,633
GENERAL MILLS INC	5.65 10SEP12	15,345	15,620
GENERAL MTRS ACCEP CORP	7.25 02MAR11	1,600	1,472
GENERAL MTRS ACCEP CORP	7.0 01FEB12	3,242	2,850
GENERAL MTRS ACCEP CORP	5.85 14JAN09	1,667	1,606
GENWORTH GLOBAL FDG TRS	5.20008OCT10	5,036	5,111
GMAC LLC	1.0 15MAY09	1,680	1,558
GMAC LLC	6.625 15MAY12	3,347	2,793
GOLDMAN SACHS GROUP	5.70 01SEP12 SR NT	12,828	12,528
GOLDMAN SACHS GROUP	5.25 01APR13 SR NT	8,581	8,516
GOLDMAN SACHS GROUP	6.75 01OCT37	24,325	25,007
GOLDMAN SACHS GROUP	6.25 01SEP17	6,707	6,989
GOLDMAN SACHS GROUP INC	4.5 15JUN10	22,961	23,270
GOLDMAN SACHS GROUP INC	5.62515JAN17	3,028	3,117
GOLDMAN SACS GROUP INC	4.75015JUL13	8,987	9,131
GREENWICH CAP COML	4.883 10JUN36	6,499	6,498
GREENWICH CAP COML FDG CORP	4.02205JAN36	7,038	7,074
GREENWICH CAP FDG CORP	4.30510AUG42	9,305	9,372
GREENWICH CAPITAL COMM FND	5.44410MAR39	7,109	7,265
GS MTG SECS CORP	1.00025MAR46	3,102	3,074
GS MTG SECS CORP II	4.751 10JUL39	12,723	12,076
GS MTG SECS CORP II	1.00006MAR20	2,687	2,579
GS MTG SECS CORP II	1.00010AUG38	5,998	6,260
GS MTG SECS TR	5.479 10NOV39	22,113	22,221
GSAMP TR	1.00025MAY36	779	628
GULF PWR CO	5.30001DEC16	15,953	15,862
HALCYON SECURITIZED PRODS	1.00013MAY46	3,245	3,245
HANOVER INS GROUP INC	7.62515OCT25	2,423	2,202
HARLEY DAVIDSON MOTORCYCLE	4.30 15MAY10 2005 3 CONRACT BKD	232	233
HARLEY DAVIDSON MOTORCYCLE	5.060 15JUN10 2006 1 CONTR BKD	1,186	1,186
HARLEY DAVIDSON MOTORCYCLE	5.52 15NOV13 2007 3 MOTOCYCLE	4,031	4,089
HARRAHS OPER INC	5.62501JUN15	813	772

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

HARRAHS OPER INC	5.57001OCT17	279	250
HARRAHS OPER INC	6.50001JUN16	1,002	939
HARTFORD FINL SVCS GROUP INC	5.55016AUG08	4,451	4,461
HEALTHCARE RLTY TR IN	8.12501MAY11	5,587	5,318
HEINZ	6.0 15MAR12	5,709	5,687
HOME EQUITY MORTGAGE TRUST	1.00025MAY36	2,435	1,734
HONDA AUTO RECEIVABLE	4.85 19OCT09 2005 6 ASSET BKD	4,646	4,630
HONDA AUTO RECEIVABLES	3.28 18FEB10	16,164	16,087
HOSPIRA INC	5.55 30MAR12	16,346	16,653
HOUSEHOLD FIN CORP	4.125 15DEC08 NT	14,607	14,396
HOUSEHOLD FIN GROUP	5.87501FEB09	5,337	5,336
HOUSEHOLD FIN GROUP	4.12515DEC08	5,409	5,409
HRPT PPTYS TR	1.00016MAR11	2,318	2,238
HSBC FIN CORP	5.25014JAN11	16,767	16,792
HSBC FIN CORP	5.50019JAN16	7,248	7,459
HSI ASSET SECURITIZATION	1.00025JAN36	3,614	2,542
HUNTINGTON NATL BK	4.37515JAN10	4,233	4,174
HUTCHISON WHAMPOA INTL	6.50013FEB13	6,052	6,180
HYUNDAI AUTO RECEIVABLES TR	5.25015MAY13	9,321	9,169
HYUNDAI AUTO RECEIVABLES TR	5.04017JAN12	3,107	3,116
IBM	5.7 14SEP17	10,043	10,418
ICI WILMINGTON INC	4.37501DEC08	7,313	7,548
ILLINOIS EDL FACS	5.0 01JUL33	15,698	16,498
ILLINOIS TOOL WKS INC	5.75001MAR09	2,221	2,220
ILLINOISE PWR SPL	5.65 25DEC10	11,920	11,003
ILLIONOIS PWR CO	6.12515NOV17	3,272	3,309
INDYMAC INDX MTG LN 2006	1.0 25SEP36	39,129	38,708
INDYMAC INDX MTG LN TR	1.00025SEP36	7,882	7,956
INDYMAC MBS INC	1.00025MAY36	4,990	4,945
INTERNATIONAL LEASE FIN CORP	6.37515MAR09	5,498	5,436
INTERNATIONAL LEASE FIN CORP	3.50001APR09	3,460	3,467
INTERNATIONAL LEASE FIN CORP	4.75013JAN12	6,355	6,297
INTERNATIONAL PAPER CO	5.30001APR15	4,928	4,918
INTL BK FOR RECON + DEV	9.25015SEP17	2,918	2,813
INTL LEASE FINL CORP	5.75 15JUN11	1,677	1,701
ISTAR FINL INC	5.15001MAR12	2,180	1,887
ISTAR FINL INC	5.95015OCT13	5,210	4,830
ISTAR FINL INC	1.00009MAR10	7,139	6,401
ITT CORP NEW	7.37515NOV15	6,086	6,156
J P MORGAN CHASE COML MTG	4.30215JAN38	7,072	7,207
J P MORGAN CHASE COML MTG	4.79015OCT42	7,174	7,091
J P MORGAN CHASE COML MTG	5.19815DEC44	7,174	7,154
J P MORGAN CHASE COML MTG	5.43712DEC44	9,284	9,317
J P MORGAN MTG ACQUISTION	1.00025NOV36	1,680	1,282
JANUS CAP GROUP INC	6.25015JUN12	5,954	6,105
JEFFERIES GROUP INC NEW	7.75015MAR12	3,438	3,739
JEFFERIES GROUP INC NEW	6.25015JAN36	5,842	5,255

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

JP MORGAN CHASE	1.00015APR45	4,363	4,507
JP MORGAN CHASE CAN CO	5.375 01OCT12 NT	8,811	8,975
JP MORGAN CHASE COML MTG	4.184 12JAN37	14,273	14,502
JP MORGAN CHASE COML MTG	4.625 15MAR46	6,921	6,830
JP MORGAN CHASE COML MTG	1.00 15AUG42	9,706	9,535
JP MORGAN CHASE COML MTG	6.26 15MAR33	11,990	12,656
JP MORGAN CHASE COML MTG	1.0 15APR45	19,280	19,688
JP MORGAN CHASE COML MTG SECS	4.85115AUG42	7,680	7,602
JP MORGAN CHASE COML MTG SECS	4.79015OCT42	7,174	7,091
JP MORGAN CHASE COML MTG SECS	1.00012DEC44	3,967	3,993
JP MORGAN CHASE COML MTG SECS	1.00012JUN43	7,849	8,021
JP MORGAN CHASE MTG SECS	4.30215JAN38	8,777	8,615
JP MORGAN MTG ACQUISITION TR	1.00025NOV36	2,100	1,608
JPMORGAN CHASE + CO	5.12515SEP14	11,645	11,442
KELLOGG	5.125 03DEC12 SR NT	7,976	8,045
KELLOGG CO	5.125 03DEC12	11,166	11,263
KELLOGG CO	5.12503DEC12	8,227	8,299
KFW INTERNATIONAL FIN INC	1.75023MAR10	110,901	113,360
KINDER MORGAN ENERGY	5.0 15DEC13	11,410	11,570
KRAFT FOODS	7.00 11AUG37 BD	6,989	6,880
KRAFT FOODS	6.50 11AUH17 NT	4,175	4,344
KRAFT FOODS	4.0 01OCT08	14,316	14,162
KRAFT FOODS INC	6.875 01FEB18	1,669	1,744
KRAFT FOODS INC	6.125 01FEB18	8,358	8,462
KRAFT FOODS INC	6.00011FEB13	2,010	2,072
KRAFT FOODS INC	6.12501FEB18	7,104	7,193
KREDITANSTALT FUR WIEDERUFBAU	4.87517JAN17	4,783	4,845
KROGER	6.40 15AUG17 SR NT	1,921	2,020
KROGER CO	6.75 15APR12	6,963	6,864
KROGER CO	6.2 15JUN12	4,684	4,638
KROGER CO	6.4 15AUG17	2,470	2,547
LB UBS	5.37215SEP39	12,069	12,051
LB UBS COML MTG TR	5.3 15NOV38	10,972	10,962
LB UBS COML MTG TR	4.647 15JUL30	14,348	14,035
LB UBS COML MTG TR	1.00015JUL40	7,005	7,222
LB UBS COML MTG TR	1.00015JUN29	3,021	3,192
LB UBS COML MTG TR	4.20115DEC29	7,512	7,425
LB UBS COML MTG TR	1.00015JUN38	12,326	12,358
LB UBS COML MTG TR	6.36515DEC28	6,775	6,886
LEHMAN BROS HLDGS	6.75 28DEC17	6,714	6,925
LEHMAN BROS HLDGS INC	6.50019JUL17	1,774	1,836
LEHMAN BROTHERS HLDGDS INC	4.25027JAN10	10,624	10,728
LEHMAN BROTHERS HLDGDS INC	6.00019JUL12	13,675	13,939
LEHMAN BROTHERS HLDGS	5.25 06FEB12	17,319	17,202
LEHMAN BROTHERS HLDGS INC	4.80013MAR14	1,305	1,329
LEHMAN BROTHERS HLDGS INC	6.20026SEP14	2,195	2,224
LEHMAN BROTHERS HOLDINGS	7.87501NOV09	2,339	2,328

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

LEUCADIA NATL CORP	7.00015AUG13	4,002	3,779
LIBERTAS PFD FDG III	1.00009APR47	7,257	7,257
LIBERTY PPTY LTD PARTNERSHIP	5.50015DEC26	2,084	1,964
LIMITED INC	5.25001NOV14	5,018	4,824
LIMITED INC	6.90015JUL17	708	714
LINCOLN NATL CORP IN	1.00012MAR10	4,535	4,454
LOWES COS INC	5.60015SEP12	2,180	2,243
LUBRIZOL CORP	4.62501OCT09	2,273	2,277
LUBRIZOL CORP	4.62501OCT09	4,028	4,048
M + I MARSHALL + ILSLEY BK	1.00004DEC12	17,132	16,157
M + T BK CORP	5.37524MAY12	3,694	3,685
MACK CALI REALTY LP	5.05015APR10	2,347	2,383
MACK CALI RLTY LP	5.12515JAN15	3,339	3,305
MACK CALI RLTY LP	5.25015JAN12	3,336	3,407
MANUFACTURERS + TRADERS TR CO	1.00028DEC20	4,340	3,970
MARSHALL + ILSLEY CORP	4.37501AUG09	2,340	2,329
MASCO CORP	1.00012MAR10	2,603	2,515
MASTR ASSET BACKED SECS TR	1.00025AUG36	10,666	9,858
MASTR ASSET BACKED SECS TR	1.00025OCT36	5,245	3,083
MBNA CORP SR MTN	6.12501MAR13	1,810	1,750
MBNA CR CARD MASTER NT TR	2.75 15OCT10 2003 6 NT	4,436	4,586
MBNA CR CARD MASTER NT TR	4.20 15SEP10 2005 1 NT	22,206	22,473
MBNA CR CARD MASTER NT TR	4.50 15JAN13 2005 6 NT	12,426	12,684
MBNA CR CARD MASTER NT TR	2.75015OCT10	4,723	4,919
McGRAW HILL COS	6.55 15NOV237 SR NT	4,601	4,582
MEDCO HEALTH SOLUTIONS INC	7.25015AUG13	1,579	1,564
MERILL LYNCH	6.4 28AUG17	11,740	11,945
MERRIL LYNCH & CO	4.25 08FEB10	8,458	8,315
MERRILL LYNCH + CO INC	4.12515JAN09	614	613
MERRILL LYNCH + CO INC	4.12510SEP09	5,505	5,537
MERRILL LYNCH + CO INC	6.05016MAY16	10,057	9,985
MERRILL LYNCH + CO INC	5.70002MAY17	4,116	4,082
MERRILL LYNCH MTG INVS INC	1.00025AUG36	5,948	5,720
MERRILL LYNCH MTG TR	4.80612SEP42	20,543	21,094
MERRILL LYNCH MTG TR	1.00012NOV37	5,710	5,692
MERRILL LYNCH MTG TR	5.40312JUL34	6,583	6,655
MERRILL LYNCH MTG TR	4.96012JUL38	4,644	4,609
MERRILL LYNCH MTG TR	1.00012NOV37	3,378	3,377
METLIFE INC	5.37515DEC12	1,685	1,693
METLIFE INC	5.00015JUN15	15,913	15,442
MEXICO (UNITED MEXICAN STATES)	8.00019DEC13	42,108	41,720
MICHIGAN TOB SETTLEMENT FIN	7.30901JUN34	19,920	18,569
MID ST TR IV	8.33 01APR30	11,040	10,649
MIDAMERICAN ENERGY HLDGS CO	5.87501OCT12	2,435	2,524
MIDAMERICAN PLC	6.75 01MAR11 SR SECD NT	8,669	8,048
ML CFC COML MTG TR	1.0 12FEB39	46,710	46,825
ML CFC COML MTG TR	1.00012UN46	6,503	6,662

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

MOHAWK INDS INC	6.12515JAN16	7,206	7,229
MORGAN J P + CO	6.00015JAN09	2,974	2,969
MORGAN J P + CO INC	6.25015JAN09	5,470	5,440
MORGAN STANELY CAPITOL I	5.32515DEC43	4,222	4,200
MORGAN STANELY MTG LN TR 2006	1.00025NOV36	4,703	4,208
MORGAN STANLEY	5.95 28DEC17 SR MEDIUM NTS	6,113	6,126
MORGAN STANLEY	5.25 02NOV12 GLOBAL MEDIUM TERM NT	10,475	10,494
MORGAN STANLEY	5.45009JAN17	5,310	5,458
MORGAN STANLEY	5.45009JAN17	5,354	5,470
MORGAN STANLEY	5.75018OCT16	9,884	10,027
MORGAN STANLEY CAP I	4.890 12JJUN47	21,026	20,304
MORGAN STANLEY CAP I	4.989 13AUG42	17,087	17,167
MORGAN STANLEY CAP I	1.0 12AUG41	11,147	11,316
MORGAN STANLEY CAP I INC	4.78013DEC41	10,551	10,496
MORGAN STANLEY CAP I INC	1.00013JUN42	7,079	7,238
MORGAN STANLEY CAP I INC	5.56915DEC44	10,386	10,386
MORGAN STANLEY CAP I INC	1.00015MAR30	9,180	8,383
MORGAN STANLEY CAP I INC	1.00015DEC31	8,009	8,117
MORGAN STANLEY CAP I INC	4.80914JAN42	7,678	7,700
MORGAN STANLEY CAP I INC	5.09012OCT52	5,573	5,544
MORGAN STANLEY CAP I TR 2006	5.71212JUL44	10,391	10,324
MORGAN STANLEY GROUP	6.25 28AUG17	1,677	1,708
MORGAN STANLEY GROUP	5.3 01MAR13	11,080	11,143
MORGAN STANLEY GROUP INC	6.75015APR11	7,968	8,098
MORGAN STANLEY GROUP INC	5.75031AUG12	1,680	1,715
MOTOROLA INC	7.62515NOV10	499	468
NATIONAL CITY BK CLEVELAND	6.25015MAR11	4,882	4,836
NATIONAL GRID PLC	6.30001AUG16	8,380	8,574
NATIONAL SEMICONDUCTOR CORP	6.6 15JUN17	10,497	10,885
NATIONSLINK FDG CORP	6.47620AUG30	2,447	2,443
NAVISTAR FINANCIAL CORP	3.53 15OCT12	16,402	16,624
NEVADA PWR CO	6.75001JUL37	2,854	2,865
NEW YORK LIFE GLOBAL	5.25 16OCT12 TRANCHE TR	6,380	6,531
NEWCASTLE MTG SECS TR	1.00025MAR36	1,286	1,278
NEWS AMER HLDGS INC	7.70030OCT25	7,944	7,359
NEWS AMER INC	6.4 15DEC35	1,412	1,444
NIAGARA MOHAWK PWR CORP	7.75001OCT08	4,590	4,283
NISOURCE FIN CORP	7.875 15NOV10	11,028	10,958
NISOURCE FIN CORP	7.87515NOV10	3,866	3,564
NISOURCE FIN CORP	1.00023NOV09	1,940	1,913
NISOURCE FIN CORP	5.25015SEPT17	5,857	5,404
NOMURA ASSET ACCEP CORP	1.00025FEB35	3,779	3,564
NOMURA ASSET ACCEP CORP	5.15925MAR35	4,871	4,491
NOMURA ASSET ACCEP CORP	1.00025MAY35	10,078	9,614
NORFOLK SOUTHN CORP	6.75015FEB11	2,730	2,610
NORSK HYDRO A S	6.36015JAN09	1,613	1,604

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

NORTHROP GRUMMAN CORP	7.12515FEB11	2,860	2,775
NUCOR GROUP	5.00 01DEC12 NT	5,852	5,886
OHIO PWR CO	1.00005APR10	5,459	5,411
OWNIT MTG LN TR	1.00025DEC36	3,107	3,084
PACIFIC GAS & ELEC CO	4.20 01MAR11 1ST MTG BD	4,607	4,545
PACIFIC GAS & ELEC CO	5.625 30NOV17 SR NT	5,012	5,054
PACIFIC GAS + ELEC CO	3.60001MAR09	3,020	2,991
PANAMA REP	9.37501APR29	10,538	10,681
PECO ENERGY TRANS	6.13 01MAR09	5,425	5,309
PECO ENERGY TRANS	6.52 31DEC10 SER 2001	7,283	7,479
PEMEX PROJ FDG	6.125 15AUG08	688	691
PEMEX PROJ FDG MASTER TR	5.75001MAR18	6,422	6,451
PENNY J C INC	7.95001APR17	4,388	4,274
PENNY JC CORP	5.75 15FEB18	3,244	3,077
PEPISCO INC	4.65 15FEB13	8,391	8,455
PERU REP	8.75021NOV33	5,575	5,898
PERU REP	7.35021JUL25	10,563	10,723
PETRA CRE CDO 2007	1.00025FEB47	4,096	4,096
PETRO CDA	9.25015OCT21	9,735	9,776
PG&E ENERGY RECOVERY	3.87 25JUN11 2005 1 ENERGY RECOVERY	5,172	5,138
PG&E ENERGY RECOVERY	4.85 25JUN11 2005 2 EVERGY	1,927	1,929
PHILLIP MORRIS CO INC	7.75015JAN27	8,189	9,197
PHILLIPS PETE CO	6.65015JUL18	2,315	2,785
PHOENIX COS INC NEW	6.67516FEB08	1,951	1,934
PITNEY BROWES INC	5.25 15JAN37	11,265	11,176
POLAND GOVT OF	6.00024NOV10	22,074	22,070
POTASH CORP SASK INC	4.87501MAR13	5,428	5,402
PRAXAIR INC	6.37501APR12	7,106	7,645
PROGRESS ENERGY INC	7.10001MAR11	1,798	1,716
PROLOGIS	5.5 01APR12	22,133	22,178
PRUDENTIAL FINL INC	5.10014DEC11	3,694	3,738
PSE&G TRANSITION	6.45 15MAR13 2001 1 TRANSITION	11,904	12,032
PUBLIC SVC CO COLO	7.87501OCT12	2,641	2,827
PUBLIC SVC CO COLO	4.37501OCT08	2,684	2,674
QWEST CORP	8.87515MAR12	5,021	5,032
QWEST CORP	8.87515MAR12	276	270
QWEST CORPORATION	7.50001OCT14	5,281	5,285
QWEST CORPORATION	5.62515NOV08	5,447	5,432
QWEST CORPORATION	7.50001OCT14	3,263	3,256
RAAC	1.00025AUG36	2,217	2,184
RALI SER 2006	MTG ASSET BKD 6.0 25JUN 36	9,306	9,117
RASC	1.00025JUN36	2,913	2,871
RAYTHEON CO	6.400 15DEC18 DEB	3,993	4,086
RAYTHEON CO	5.50015NOV12	2,064	2,186
REGENCY CTRS LP	5.25001AUG15	2,269	2,149
REGENCY CTRS LP	5.87515JUN17	2,424	2,354
RENAISSANCE HOME EQUITY	1.0 25NOV34	9,802	9,626
REPUBLIC SVCS INC	6.75015AUG11	5,893	5,986

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

RESIDENTIAL ASSET SEC MTG PASS	1.00025MAY33	322	316
RESIDENTIAL CAP CORP	1.0 17APR13	11,138	6,869
RESIDENTIAL FDG MTG SECS I	1.0025AUG35	6,342	6,318
RESIDENTIAL FDG MTG SECS II	4.46025MAY35	2,195	2,180
RESIDENTIAL FDG MTG SECS II	1.00025MAR36	1,680	1,652
REYNOLDS AMERN INC	7.62501JUN16	5,313	5,356
REYNOLDS AMERN INC	7.25001JUN12	5,493	5,497
ROHM & HAAS CO	5.60 15MAR13 NT	3,863	4,014
ROHM + HAAS CO	5.60015MAR13	2,939	3,054
ROYAL BK CDA MONTREAL	26JAN10 SR NT	9,320	9,370
ROYAL BK SCOTLAND GROUP PLC	6.40001APR09	3,416	3,403
ROYAL BK SCOTLAND GROUP PLC	5.00001OCT14	5,954	5,918
ROYAL KPN NV	8.00001OCT10	1,073	1,081
ROYAL KPN NV	8.37501OCT30	1,085	1,108
RSB BONDCO LLC	5.469 01OCT14	18,906	19,425
RUSSELL CO	5.625 15JAN09 GTD NT	18,662	16,917
RUSSIAN FEDERATION	3.00014MAY11	33,681	34,653
SAFEWAY INC	6.50001MAR11	1,333	1,318
SAFEWAY INC	5.80015AUG12	4,015	3,910
SAFEWAY INC	4.12501NOV08	4,578	4,569
SALOMAN BROS MTG SECS VII INC	1.00025JAN33	4,766	4,786
SANWA BK LTD N Y BRH	7.40015JUN11	1,910	1,817
SAXON ASSET SECS	1.0 25AUG32	157	155
SBC	5.30 15NOV10 GLOBAL NT	13,412	13,676
SBC COMMUNCIATIONS	5.30 15NOV10	23,154	24,019
SIERRA PAC PWR CO	6.75001JUL37	1,476	1,476
SIMON PPTY GROUP LP	5.75001MAY12	4,608	4,647
SIMON PPTY GROUP LP	5.00001MAR12	7,194	7,045
SLM CORP	4.50026JUL10	5,946	5,469
SLM CORP	5.37515JAN13	4,905	4,958
SMALL BUSINESS ADMIN	7.06 01NOV19	4,714	4,946
SOUNDVIEW HOME LN TR	1.00025MAY35	1,420	830
SOUTH AFRICA REP	5.87530MAY22	3,096	3,161
SOUTHERN CA EDISON CO	4.65001APR15	3,599	3,470
SOUTHERN CO	5.30015JAN12	1,091	1,112
SOUTHERN CORP	5.80015JUN14	2,012	2,081
SOUTHWESTERN ELEC PWR	5.875 01MAR18 SR NT	12,970	12,841
SOVEREIGN BANCORP INC	1.00001SEPT10	7,773	7,949
SOVEREIGN BANCORP INC	1.00023MAR10	1,932	1,896
SPECIALTY UNDERWRITING	1.00025FEB37	2,417	2,395
SPRINT CAP CORP	6.875 15NOV28	3,305	3,664
SPRINT CAP CORP	7.62530JAN11	6,076	6,126
SPRINT CAP CORP	8.37515MAR12	4,784	4,457
SPRINT CAP CORP	6.87515NOV28	4,776	4,699
SPRINT NEXTEL CORP	6.0 01DEC16	7,408	7,239
STARWOOD HOTELS + RESORTS WORL	7.87501MAY12	4,441	4,533
STEEL DYNAMICS INC	7.37501NOV12	2,855	2,870

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

STRUCTURED ASSET INVESTMENT	1.00025JAN36	773	770
SWAPTION (317504LI7)	DEC08 4.75 CALL	178	1,040
SWAPTION (317504LN6)	SEP08 4.95 CALL	(1,295)	(4,231)
SWAPTION (317504MD7)	DEC08 5 CALL	(173)	(670)
SWAPTION (317504MX3)	DEC08 5 CALL	2,073	12,885
SWAPTION (317504MY1)	DEC 5.2 CALL	(1,973)	(8,445)
SWAPTION (317504SK5)	MAR08 4.75 CALL	1,391	4,981
SWAPTION (317504UC0)	FEB 4.75 CALL	184	488
SWAPTION (317504UD8)	FEB 4.9 CALL	(167)	(451)
SWAPTION (317504UN6)	MAR08 4.9 CALL	(1,345)	(3,737)
SWAPTION (317504XX1)	SEP08 4.95 CALL	(352)	(1,618)
SWAPTION (317504XY9)	SEP08 4.75 CALL	350	2,137
SWAPTION (317504YT9)	SEP08 4.95 CALL	(413)	(1,867)
SWAPTION (317504YU6)	SEP 4.75 CALL	414	2,457
SWAPTION 317504FF0	FEB 5 CALL	325	1,548
SWAPTION 317504X45	FEB 5.1 CALL	(343)	(1,207)
SWAPTION 317504Z50	FEB08 5.1 CALL	(165)	(781)
SWAPTION 317504Z68	FEB08 5.0 CALL	163	992
SWP098320 PIMCO	1.0 20DEC26	141,337	129,334
SWP098320 PIMCO	5.0 20DEC26	(129,333)	(129,574)
SWU0282CO IRS USD	4.0 18JUN10	79,315	79,444
SWU0282CO IRS USD	1.0 18JUN10	(78,944)	(78,944)
SWU0301C7 IRS USD	1.0 18JUN18	100,779	100,779
SWU0301C7 IRS USD	5.0 18JUN18	(101,787)	(102,952)
SWU0309C9 IRS USD	4.0 18JUN13	36,952	36,952
SWU0309C9 IRS USD	1.0 18JUN13	(37,472)	(37,249)
SWU0342C8 IRS USD	4.0 18JUN10	111,513	111,560
SWU0342C8 IRS USD	1.0 18JUN10	(110,857)	(110,857)
SWU0389B4 IRS USD	1.0 18JUN18	63,827	63,827
SWU0389B4 IRS USD	5.0 18JUN18	(65,265)	(65,203)
SWU0405C2 IRS USD	5.0 18JUN15	18,476	19,095
SWU0405C2 IRS USD	1.0 18JUN15	(19,095)	(18,476)
SWU0448C1 IRS USD	1.0 18JUN38	114,542	111,936
SWU0448C1 IRS USD	5.0 18JUN38	(110,857)	(110,857)
SWUO434C7 IRS USD	4.0 18JUN13	445,108	445,108
SWUO434C7 IRS USD	1.0 18JUN13	(453,600)	(448,686)
TARGET CORP	5.375 01MAY17	12,564	12,312
TCI COMMUNICATIONS INC	7.87515FEB26	1,160	1,424
TELECOM ITALIA	4.95 30SEP14 GTD SR NT	4,764	5,096
TELECOM ITALIA CAP	5.25015NOV13	6,115	6,059
TELECOM ITALIA CAP	4.00015JAN10	9,297	9,130
TELEFONICA EMIISIONES S A U	5.98420JUN11	5,459	5,615
TELEFONICA EMIISIONES S A U	5.85504FEB13	2,687	2,765
TELEFONICA EMISIONES	5.984 30JUN11 SR NT	11,758	12,095
TELEFONOS DE MEXICO S A	4.50019NOV08	4,886	4,881
TEVA PHARMACEUTICAL FIN CO	6.15001FEB36	5,206	5,171
TIAA GLOBAL MARKETS	5.125 10OCT12 TRANCHE	10,067	10,272

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

	TIAA SEASONED COML MTG TR	1.00015AUG39	3,542	3,632
	TIME WARNER	5.500 15NOV11 NT	6,703	6,746
	TIME WARNER CABLE INC	5.85001MAY17	3,016	3,031
	TIME WARNER ENTMT CO LP	7.25001SEP08	10,446	10,639
	TIME WARNER INC	6.625 15MAY29	22,070	21,581
	TIME WARNER INC	6.5 15NOV36	2,182	2,125
	TOBACCO SETTLEMENT	Asset BKD Ser B	3,852	4,854
	TOBACCO SETTLEMENT AUTH IA	6.50001JUN23	1,932	1,843
	TOBACCO SETTLEMENT FIN AUTH	7.46701JUN47	9,658	9,276
	TOBACCO SETTLEMENT REV MGMT	Ser B 6.375 15MAY28	4,306	5,090
	TOLL BROS FIN CORP	6.87515NOV12	2,114	2,051
	TOYOTA MTR CR	5.45 18MAY11 NT	6,110	6,383
*	TRAVELERS COS INC	5.75 15DEC17 SR NT	6,198	6,113
	TXU AUSTRALIA HLDGS PTY LTD	6.15015NOV13	4,487	4,285
	TYCO INTL GROUP S A	6.00015NOV13	3,118	3,108
	TYSON FOODS INC	6.85001APR16	6,423	6,291
	TYSON FOODS INC	6.85001APR16	2,852	2,930
	U S DEPT VETERAN AFFAIRS REMIC	6.00015APR09	3,530	3,322
	UBS AG STAMFORD	5.875 20DEC17	8,388	8,457
	UFK FIN ARUBA A E C	6.75015JUL13	13,500	13,229
	UNION BK CALIF	5.95011MAY16	4,829	4,676
	UNION PAC CORP	5.45 31JAN13 NT	7,626	7,709
	UNION PAC CORP	5.75 15NOV17	11,665	11,629
	UNION PAC CORP	3.87515FEB09	6,699	6,661
	UNION PAC CORP	3.62501JUN10	2,252	2,202
	UNITED AIRLS PASS THRU TRS	9.56 19OCT18	9,268	5,002
	UNITED HEALTH GROUP	5.125 15NOV10 NT 144A	4,111	4,161
	UNITED TECHNOLOGIES CORP	5.375 15DEC17 NT	8,382	8,472
	UNITEDHEALTH GROUP INC	4.12515AUG09	2,000	2,004
	UNITEDHEALTH GROUP INC	5.25015MAR11	3,717	3,737
	UNTIEDHEALTH GROUP INC	5.37515MAR16	5,020	4,939
	USA WASTE SVCS INC	7.00015JUL28	1,578	1,604
	VALE OVERSEAS LTD	6.25 23JAN17	5,002	5,055
	VALE OVERSEAS LTD	6.25 23JAN17	10,254	10,362
	VALERO ENERGY CORP NEW	6.87515APR12	5,803	5,646
	VENTAS RLTY LTD PARTNERSHIP	8.75 01MAY09	7,130	6,887
	VERIZION GLOBAL FDG CORP	5.85015SEP35	5,253	5,175
	VERIZON GLOBAL FDG	6.875 15JUN12 BD	7,158	7,180
	VERIZON GLOBAL FDG CORP	4.90015APR12	2,814	2,860
	VERIZON NEW JERSEY INC	5.87517JAN12	3,378	3,459
	VERIZON VA INC	4.625 15MAR13	11,426	12,168
	VIRGINIA ELEC & PWR CO	5.95 15SEP17 SR NT 2007	5,856	6,060
	VIRGINIA ELEC & PWR CO	5.10 30NOV12 SR NT 2007	5,037	5,061
	VIRGINIA ELEC & PWR CO	5.10 30NOV12	17,127	17,206
	VODAFONE GROUP	5.35 27FEB12	10,660	10,740
	VODAFONE GROUP PLC NEW	5.50015JUN11	4,689	4,753
	WACHOVIA BK COML MTG TR	1.00015JUN49	13,689	13,987

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

WACHOVIA CORP	5.3 15OCT11	27,753	27,860
WACHOVIA CORP2ND NEW	4.87515FEB14	14,033	13,468
WACHOVIA CORP NEW	5.62515DEC08	2,358	2,330
WACHOVIA CORP NEW	5.35015MAR11	5,039	5,102
WAL MART STORES INC	4.550 01MAY13 NT	4,496	4,681
WAL MART STORES INC	5.25 01SEP35 NT	4,435	4,470
WALT DISNEY CO	5.70 15JUL11	16,261	16,983
WAMU MTG	1.00025OCT33	8,411	8,349
WAMU MTG PASS THROUGH CTFS	1.00025APR35	2,095	2,083
WAMU MTG PASS THROUGH CTFS	1.00025AUG34	5,632	5,661
WAMU MTG THROUGH CTFS	1.00025OCT45	4,984	4,317
WASHINGTON MUT INC	4.00015JAN09	5,879	5,615
WASHINGTON MUT INC	4.20015JAN10	439	405
WASHINGTON MUT INC	1.00015JAN10	4,895	4,528
WASTE MGMT INC DEL	7.37515MAY29	930	918
WASTE MGMT INC DEL	7.37501AUG10	1,891	1,774
WELLPOINT INC	4.25015DEC09	7,120	7,222
WELLPOINT INC	5.87515JUN17	5,086	5,158
WELLS FARGO & CO NEW	5.00 15NOV14 SUB NT	1,492	1,497
WELLS FARGO & CO NEW	4.95 16OCT13 SUB NT	7,365	7,588
WELLS FARGO + CO NEW	6.37507AUG11	4,998	4,565
WESTERN FINL BK	9.62515MAY12	3,020	2,890
WESTERN UN CO	5.93 01OCT16 NT	7,136	7,123
WFS FINAL 2004	3.54 21NOV11	15,582	15,443
WFS FINL 2004 4 OWNER TR	3.21017MAY12	1,804	1,781
WFS FINL 2005 2 ONER TR	4.57019NOV12	2,939	2,938
WILLIAMS COS INC	7.875 01SEP21	1,759	1,862
WILLIS NORTH AMER INC	6.20028MAR17	4,861	4,860
WPP FIN UK	5.87515JUN14	2,931	3,128
WYETH	5.50001FEB14	3,907	3,855
WYETH	5.50001FEB14	3,944	3,924
XEROX CORP	6.4 15MAR16	10,536	10,742
XEROX CORP	9.75015JAN09	3,804	3,775
XEROX CORP	7.62515JUN13	1,049	1,052
XL CAP LTD	5.250 15SEP14	5,395	5,472
XTO ENERGY INC	4.9 01FEB14	11,053	11,336
ZIONS BANCORP	5.50016NOV15	2,666	2,520
ZIONS BANCORPORATION	6.00015SEP15	7,041	6,849
ZIONS BANCORPORATION	1.00015APR08	4,031	4,002

			4,942,667

Baxter Healthcare of Puerto Rico Savings and Investment Plan (formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2007	Schedule I

	Registered Investment Companies

*	PIMCO FDS SHORT TERM PORTFOLIO	Registered Investment Company	39,182	38,082
*	PIMCO FDS US GOVT SECTOR PORT	Registered Investment Company	170,965	181,727
*	PIMCO FDS MTG PORTFOLIO	Registered Investment Company	282,939	281,806
*	PIMCO FDS PRIVATE ACCT PORTFOLIOS	Registered Investment Company	4,255	4,112
*	PIMCO FDS REAL RETURN BD PORTFOLIO	Registered Investment Company	48,290	45,398
*	PIMCO FDS EMERGING MKTS PORTFOLIO	Registered Investment Company	94,438	88,847
*	PIMCO FDS INTL PORTFOLIO INSTL	Registered Investment Company	148,680	142,526
*	PIMCO FDS HIGH YIELD PORTFOLIO	Registered Investment Company	62,304	62,563
*	PIMCO FDS INVT GRADE CORP PORT	Registered Investment Company	143,485	139,019

	Registered Investment Companies			984,080

	Benefit Responsive Interest Rate Wrapper Contracts
*	AEGON INSTITUTIONAL MARKETS	OPEN ENDED MATURITY	—	—
*	BANK OF AMERICA NT & SA	OPEN ENDED MATURITY	—	—

	Synthetic Guaranteed Investment Contracts (contract value equals $9,908,698)			$10,106,586

Commingled Funds:
*	INTERNATIONAL EAFE EQUITY INDEX FUND	Commingled Fund		3,136,743
*	S&P500 FLAGSHIP FUND	Commingled Fund		5,438,382
*	SMALL CAP FUND	Commingled Fund		1,720,131

	Commingled Funds			$10,295,256

*	Participant Loans	Interest rates range from 5% to 10%		$3,287,051

Collateral Held on Loaned Securities
*	QUALITY D SHORT-TERM INVESTMENT FUND			$2,304,866

	Total Investments			$38,366,653

*	Party-in-interest

**	While the Stable Income Fund, General Equity Fund and Composite Fund investment options are participant-directed, investments underlying these funds are considered non-participant-directed for purposes of reporting cost information within this schedule. All other investments are considered to be participant-directed, for which cost information is not required to be reported.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
(formerly Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan)
Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2007	Schedule II

					Current Value
					of Asset on
		Purchase	Selling	Cost of	Transaction	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Asset	Date	or(Loss)

State Street Bank and Trust Company Short-Term Investment Fund	Interest-bearing cash	$5,954,099	$5,851,163	$5,851,163	$5,851,163	$—

United States Treasury	U.S. government securities	1,556,686	1,450,457	1,449,274	1,450,457	1,183

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN (FORMERLY BAXTER HEALTHCARE CORPORATION OF PUERTO RICO SAVINGS AND INVESTMENT PLAN)
Date: June 27, 2008	By:	/s/ Robert M. Davis
Robert M. Davis
Member of the Administrative Committee